WRITTEN CONSENT OF THE MANAGER OF
MONA LISA SONG LLC
A LIMITED LIABILITY COMPANY

November 3, 2021

The undersigned, being the manager (the "***Manager***") of Mona Lisa Song LLC, a Delaware limited liability company (the "***Company***"), in accordance with the Company's limited liability company agreement dated August 27, 2021, as amended (the "***Original Operating Agreement***"), desires to execute this written consent in lieu of holding a formal meeting and agrees that the adoption of the following resolutions shall be valid and have the same force and effect as though such resolutions had been adopted at a formal meeting. All capitalized terms in this written consent not otherwise defined shall have the meanings ascribed to them in the Original Operating Agreement.

FIRST AMENDED AND RESTATED COMPANY OPERATING AGREEMENT

WHEREAS, the Company's Original Operating Agreement authorizes the Manager to effect an amendment to the Original Operating Agreement.

WHEREAS, the Manager has determined that it necessary, appropriate, desirable, and in the Company's best interest to amend and restate the Original Operating Agreement (the "***First Amended and Restated Operating Agreement***") in the form attached hereto as Exhibit A.

NOW, THEREFORE, IT IS RESOLVED, that the First Amended and Restated Operating Agreement, attached hereto as Exhibit A, be and it hereby is, approved and adopted in its entirety.

AUTHORIZATION OF OFFERING AND SALE OF SECURITIES

WHEREAS, it has been proposed that the Company offer and sell up to 5,000 Class A Units of the Company for an amount equal to $500,000.00, at a price per Class A Unit of $100.00, represented by certain S-NFTs, through an offering under Regulation Crowdfunding (the "***Offering***") under the Securities Act of 1933, as amended (the "***Securities Act***") pursuant to the terms of the First Amended and Restated Operating Agreement, the subscription agreement (the "***Subscription Agreement***") by and among the Company and the investors party thereto, substantially in the form attached hereto as Exhibit B, and an offering memorandum on Form C (the "***Form C***") substantially in the form attached hereto as Exhibit C;

WHEREAS, the Manager has been presented with and reviewed the Subscription Agreement and the Form C, and deems it to be in the best interests of the Company to authorize and approve said Subscription Agreement and Form C and for the Company to engage in the Offering; and

WHEREAS, to comply with Regulation Crowdfunding, the Company must file the Form C with the Securities and Exchange Commission (the "***SEC***") and engage an online funding portal through which the Company will communicate with prospective investors.

NOW, THEREFORE, IT IS RESOLVED, that the Manager hereby authorizes and approves the Offering, and the authorization and issuance of up to 5,000 Class A Units for an amount equal to $500,000.00 pursuant to the terms thereof;

RESOLVED FURTHER, that the form, terms and provisions of the Subscription Agreement by and among the Company and the investors party thereto, a copy of which has been submitted in substantially final form to the Manager and is attached hereto as Exhibit B, be, and they hereby are, in all respects, approved and adopted, and that the transactions contemplated by the Subscription Agreement, including the issuance of the Class A Units be, and they hereby are, in all respects approved, and, further, that the Manager be, and hereby is, authorized and directed in the name and on behalf of the Company, and as authorized to act under the First Amended and Restated Operating Agreement or otherwise, to execute and deliver the Subscription Agreement in substantially such form, with such changes therein as the Manager executing the same shall, by the execution thereof, approve, and cause the Company to perform its obligations thereunder;

RESOLVED FURTHER, that the Manager is authorized, in the name and on behalf of the Company, to cause to be compiled and filed with the SEC such Form C in the form required; and

RESOLVED FURTHER, that OpenDeal Portal LLC dba "Republic" ("***Republic***") shall be engaged to provide the online portal required for the Offering and that the Manager be, and hereby is, authorized and directed in the name and on behalf of the Company, and as authorized to act under the First Amended and Restated Operating Agreement or otherwise, to enter into an agreement with Republic in connection with the Offering and cause the Company to perform its obligations thereunder.

GENERAL AUTHORIZATION

RESOLVED FURTHER, that the Manager be, and hereby is, authorized and empowered, in the name and on behalf of the Company, to take, or cause to be taken, all actions in the name and on behalf of the Company, that the Manager determines is necessary or advisable to consummate the transactions contemplated by, or otherwise to effect the purposes of, the foregoing resolutions, including, but not limited to, signing, certifying to, verifying, acknowledging, delivering, accepting, filing, and recording all agreements, instruments and documents related to any of the resolutions; and

RATIFICATION OF PRIOR ACTIONS

RESOLVED FURTHER, that any actions taken by any of the officers or by any employees or agents of the Company on or prior to the date on which the Manager adopted the foregoing resolutions in connection with the Offering and the transactions contemplated by these resolutions be, and they hereby are, ratified, confirmed, and approved.

(Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned Manager has duly executed this Written Consent as of the date first set forth above.

The Manager:

Ditto Music Pte. Ltd., a Singapore private limited company

By:_____
Name: Miles Carroll
Title: Chief Operating Officer

EXHIBIT A

FIRST AMENDED AND RESTATED OPERATING AGREEMENT

[Attached]

AMENDED AND RESTATED OPERATING AGREEMENT

OF

MONA LISA SONG, LLC

(A Delaware Limited Liability Company)

Dated as of November 2, 2021

Mona Lisa Song, LLC
5 Shenton Way, #10-01 UIC Building
Singapore 068808

TABLE OF CONTENTS

FIRST AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

MONA LISA SONG, LLC

This First Amended and Restated Limited Liability Company Agreement (this "**Agreement**") of Mona Lisa Song, LLC, a Delaware limited liability company (the "**Company**"), is entered into as of November 2, 2021 by and among the Company, Ditto Music Pte. Ltd, a Singapore limited liability company (the "**Manager**"), and the Persons (as defined below) listed in the books and records of the Company that become parties to this Agreement in accordance with its terms and are admitted to the Company as Members (as defined below).

RECITALS

WHEREAS, the Company was formed as a limited liability company pursuant to the filing of the Certificate of Formation with the Secretary of State of the State of Delaware on August 27, 2021 (the "**Certificate of Formation**"), in accordance with the provisions of the Delaware Act (as defined herein);

WHEREAS, the Company, and Ditto Music Pte. Ltd, a Singapore limited liability company, entered into an operating agreement dated as of August 27, 2021 (the "**Original Operating Agreement**"); and

WHEREAS, in accordance with the Delaware Act, the Manager desires to amend and restate the Original Operating Agreements in its entirety.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the undersigned, intending to be legally bound hereby, state the following:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Additional Capital Contributions**" shall mean the contribution of cash, cash equivalents, or property in addition to the initial Capital Contributions.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

> (a)   crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

> (b)   debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this First Amended and Restated Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**BBA**" means the Bipartisan Budget Act of 2015.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c)   the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as reasonably determined by the Members, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii)   the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest; and

(iii)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(d)   *provided*, that adjustments pursuant to clauses (i) and (ii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(e)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(f) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business**" has the meaning set forth in Section 2.05(a).

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the City of New York are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 3.01.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Class A Member Percentage Interest**" shall mean the number of Class A Units held by any Class A Member divided by the total number of Class A Units then outstanding held by all Class A Members, multiplied by 100.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" has the meaning set forth in the Preamble.

"**Company Interest Rate**" has the meaning set forth in Section 6.02(c).

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Confidential Information**" has the meaning set forth in Section 12.03(a).

"**Covered Person**" has the meaning set forth in Section 8.01(a).

"**Delaware Act**" means the Delaware Limited Liability Company Act, codified in the Delaware Code, Title 6, Subtitle II, Chapter 18, as amended from time to time.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined jointly by the Members.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Joinder Agreement**" means the joinder agreement in form and substance attached hereto as Exhibit A.

"**Liquidator**" has the meaning set forth in Section 11.03(a).

"**Losses**" has the meaning set forth in Section 8.03(a).

"**Majority in Interest of the Members**" means the Members holding a majority of the Membership Interests of the Company.

"**Manager**" means, initially, the Ditto Music Pte. Ltd., a Singapore limited liability company, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

"**Member**" means (a) the Manager and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act. The Members shall constitute the "members" (as that term is defined in the Delaware Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (a) to its distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to its distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act. The Membership Interest of each Member shall be expressed in the form of Units or as a Percentage Interest and shall be as set forth on Schedule A or as maintained in book entry form by the Company's transfer agent. Class A Members will hold Class A Membership Interests; Class B Members will hold Class B Membership Interests. At the date of this Operating Agreement, there are no subsequent classes of Membership Interests.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Non-Manager**" means at any time the Member that is not the Manager.

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Officers**" has the meaning set forth in Section 7.02.

"**Percentage Interest**" shall mean the number of Units held by any Member divided by the total number of Units then outstanding held by all Members, multiplied by 100.

"**Permitted Transfer**" means a Transfer of Membership Interests carried out pursuant to Section 9.01.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Regulatory Allocations**" has the meaning set forth in Section 5.02(e).

"**Related Party Agreement**" means any agreement, arrangement or understanding between the Company and any Member or any Affiliate of a Member or any officer or employee of the Company, as such agreement may be amended, modified, supplemented, or restated in accordance with the terms of this Agreement.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Revised Partnership Audit Rules**" has the meaning set forth in Section 10.04(c).

"**Secretary of State**" has the meaning set forth in the Recitals.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Tax Matters Representative**" has the meaning set forth in Section 10.04(a).

"**Taxing Authority**" has the meaning set forth in Section 6.02(b).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest or any direct or indirect economic or voting interest) in any Membership Interests owned by a Person; *provided* that none of an issuance, disposition, redemption or repurchase of any equity securities in the ultimate parent entity of a Member shall be deemed to be a Transfer of Membership Interests, including by means of a disposition of equity interests in a Member or in a Person that directly or indirectly holds any equity interests in a Member. "**Transfer**" when used as a noun shall have a correlative meaning.

"**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Units**" shall be the measure by which each Member's Percentage Interest is determined, even though such ownership may be different from (more or less than) the Member's proportionate Capital

Account. The Company is not obligated to issue certificates nor S-NFTs to represent any Units. Only Units owned by Members entitled to vote may vote on any matter as to which this Operating Agreement requires or permits a vote. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 5.04 and Section 9.01 below, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. The Company shall not issue fractional Units.

(a) "**Class A Units**" shall mean Units held be a Class A Member in his, her or its capacity as a Class A Member, and shall not be entitled to vote unless the right to vote is expressly granted by the Manager, this Agreement, or by Applicable Law;

(b) "**Class B Units**" shall mean Units held by a Class B Member in his, her, or its capacity as a Class B Member, and shall be entitled to vote on all matters presented to the Members for approval; and

(c) Subsequent classes of Units may be created by the Manager as provided herein and shall be designated by letters or in any other way the Manager may deem appropriate. Such Units, when authorized, shall mean Units held by a Member in such class or classes in his, her or its capacity as a Member, and shall hold such economic interest, right to vote, and other rights as may be specified by the managers in the resolutions establishing the class.

"**Withholding Advances**" has the meaning set forth in Section 6.02(b).

Section 1.02 Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented or modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

Section 2.01 Formation.

(a)   The Company was formed on August 27, 2021, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State.

(b)   This Agreement shall constitute the "operating agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 2.02 Name. The name of the Company is "Mona Lisa Song, LLC" or such other name or names as may be designated by the Manager; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Manager shall give prompt notice to the Members of any change to the name of the Company.

Section 2.03 Principal Office. The principal place of business of the Company shall be at such place or places, within or without the State of Delaware as shall be designated, from time to time, by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 2.04 Registered Office; Registered Agent.

(a) For purposes of the Delaware Act, the registered office for service of process for the Company in the State of Delaware shall be located at 874 Walker Road, Suite C, Dove, Kent County, Delaware 19904, and the name of the statutory agent of the Company at such registered office shall be United Corporate Services, Inc. The Manager may change the registered office or agent for service of process for the Company from time to time as permitted under the Delaware Act and Applicable Law, and shall give prompt notice of any such change to each of the Members.

Section 2.05 Purpose; Powers.

(a) The purposes of the Company are to engage in (i) any lawful business or activity for which limited liability companies may be legally formed under the Delaware Act; (ii) acquire, hold, maintain, and sell certain intellectual property rights; and (iii) any and all activities necessary or incidental thereto ((i), (ii) and (iii) collectively the "**Business**").

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 2.06 Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07 No State Law Partnership. The Members intend that the Company shall not be a partnership or joint venture, and that no Member shall be a partner or joint venturer of any other Member in connection with this Agreement, for any purpose other than federal, state, and local tax purposes, and the provisions of this Agreement shall not be construed otherwise.

Section 2.08 Classes of Interests.

(a) The Company shall have multiple classes of Membership Interest as determined by the Manager. The initial classes of Membership Interests shall be:

(i) "**Class A Interests**" and the Members holding (and entitled to hold) such Membership Interests shall be "**Class A Members**." The Class A Interests are being issued in accordance with that certain offering (or offerings) of the Class A Interests of the Company in reliance on section 4(a)(6) of the Securities Act of 1933, as amended ("**Regulation Crowdfunding**"), and shall only be held by Persons who acquired such Membership Interests in connection with such Regulation Crowdfunding offering (or offerings) or Permitted Transferees following the close of such Regulation Crowdfunding offering(s).

(ii)   "**Class B Interests**" and the Members holding (and entitled to hold) such Interests shall be "**Class B Members**."

(b)   The Manager has the power and the authority to issue additional Membership Interests and/or create new classes or series of Membership Interests at any time and from time to time.

Section 2.09 Conversion to Corporation. The Company may in the future convert from a limited liability company into a corporation by conversion, merger, or other transaction (a "**Conversion**"). Any such Conversion may be approved by the Manager in its sole and absolute discretion. In the event of any such Conversion, the Class A Members shall receive capital stock in the corporation in the form of preferred stock, and the Class B Members shall receive capital stock in the corporation in the form of common stock, and in each case with the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations in substantially the same form as attributed to the Class A Units and Class B Units under this Agreement, respectively. In the event that the Manager approves such conversion, then, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion.

ARTICLE III
CAPITAL ACCOUNTS

Section 3.01 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.01. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:

(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution and any Additional Capital Contributions;

(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V; and

(iii)   any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE VI and Section 11.03(c);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE V; and

(iii)   the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section 3.02 Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interest and, subject to Section 5.04, shall receive allocations and distributions pursuant to ARTICLE V, ARTICLE VI and ARTICLE XI in respect of such Membership Interest.

Section 3.03 Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation of the Company, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 3.04 No Withdrawals From Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member, including the Manager, shall receive any interest, salary, management, or service fees or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 3.05 Loans From Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 3.01, if applicable.

Section 3.06 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications.

ARTICLE IV
MEMBERS

Section 4.01 Members; Initial Capital Contributions. The Class A Members of the Company are listed on the books and records of the Company, each of which has agreed to be bound by this Agreement and upon such agreement has been admitted to the Company. Each Class A Member's initial Capital Contribution is set forth in the books and records of the Company. The Class B Members of the Company are listed on the books and records of the Company, each of which has executed this Agreement and is hereby admitted to the Company as a Member. Each Class B Member's initial Capital Contribution, if any, is set forth in the books and records of the Company.

Section 4.02   Limited Liability.

(a)   Except as otherwise provided in this Agreement or the Delaware Act, no Member (or former Member) shall be liable for the obligations of the Company for any amounts in excess of the amount of its Capital Contributions to the Company (or the amount of Capital Contributions that were required to be made to the Company, if greater), plus such Member's share of the undistributed profits of the Company to which they are entitled, plus, to the extent required by law, or as otherwise described in this Agreement, any amounts distributed by the Company to such Member; provided, that the foregoing shall not be construed in any way to alleviate a Member's obligations to the Company.

Section 4.03 Investment Representation. Each Member, by agreeing to be bound to this Agreement, represents and warrants that its Membership Interest in the Company has been acquired by it for its own account, for investment and not with a view to resale, distribution, subdivision or fractionalization thereof, no other Person will have any direct or indirect beneficial interest in or right to such Membership Interest, that it acknowledges that ownership of its Membership Interest does not provide it with direct ownership of the Company's assets, including but not limited to certain intellectual property rights in the musical composition titled "Mona Lisa" and it, pursuant to this Agreement, irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company, and that it is fully aware that in agreeing to admit it as a Member, the Manager and the Company are relying upon the truth and accuracy of such representation and warranty.

Section 4.04 Meetings of the Members. The Company shall not be required to hold annual or other meetings of the Members. Subject to the foregoing, a meeting of the Members may be called at any time by the Manager. If called, the Manager shall give written notice of the meeting to each Member not less than three (3) days before each meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if, before or after the meeting, the Member signs a waiver of notice. Members may participate in a meeting by telephone conference or similar communications equipment by means of which all Persons participating in the meeting can speak to and hear each other. Such participation shall constitute presence in Person at the meeting.

Section 4.05 Other Activities. Except as otherwise provided herein, each of the parties hereto shall be entitled to engage in and/or possess any interest in other businesses and investment ventures or transactions, of any nature or description, independently or with others, whether existing as of the date hereof or hereafter coming into existence, and whether or not directly or indirectly competitive with the business of the Company and no party shall be obligated to present any investment or business opportunity to the Company, even if such opportunity involves a business similar to the Company's business.

Section 4.06 Admission of New Members; Additional Capital Contributions.

(a)   New Members may be admitted from time to time (i) in connection with the issuance of Membership Interests by the Company, subject to compliance with the provisions of 4.06, or (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE IX, and in either case, following compliance with the provisions of Section 4.06(b) in the sole discretion of the Manager.

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement or by other means, in the sole discretion of the Manager. Upon the amendment of Schedule A of the Agreement by the Manager or the transfer agent, as applicable, and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.01.

(c)   No Class A Member shall be obligated to make any additional Capital Contributions to the Company.

(d)   The Manager may require Members who are not Class A Members to make Additional Capital Contributions to the Company at such times and in such amounts as are determined by the Manager in his sole discretion. All such additional capital contributions, if any, shall be set forth in the books and records of the Company.

(e)   All Capital Contributions under this Section 4.06 shall be credited to the contributing Member's Capital Account.

(f)   No Member shall have any obligation to the Company or to any other Member's Capital Account. No interest shall be paid by the Company on any Capital Contributions.

Section 4.07 Return of Capital Contributions. Except as otherwise expressly provided herein, no Member shall be entitled to the return of any part of his, her or its Capital Contributions or to be paid interest in respect of his, her or its Capital Contributions. No Member shall have any personal liability for the return of the Capital Contribution of any other Member and no Member shall have any priority over any other Member with respect to the return of any Capital Contribution.

Section 4.08 No Interest in Company Property. No assets (real or personal, tangible or intangible, including cash) of the Company, owned or held by the Company, whether owned or held by the Company at the date of its formation or thereafter acquired shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.09 Certificates; Tokenization of Class A Units.

(a)   The Manager may, but shall not be required to, issue certificates to the Members representing the Membership Interests held by such Member.

(b)   The Company intends that the Class A Units will be represented by certain blockchain-based digital tokens (each an "**S-NFT**"), which initially will be Algorand Standard Assets issued on the "Algorand Blockchain Protocol." The S-NFT is a digital representation of the Class A Units for each class; however, the Manager may choose to issue or reissue the S-NFTs on an alternative blockchain and/or using an alternative protocol, in its sole discretion.

(c)   If the Manager shall issue certificates or S-NFTs representing Class A Units or Class B Units in accordance with Section 4.10(a) or Section 4.10(b), respectively, then in addition to any other legend required by Applicable Law, all certificates, or S-NFTs, representing issued and outstanding Class A Units, or other form of notation evidencing the underlying securities, shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS [CERTIFICATE/S-NFT] ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS [CERTIFICATE/S-NFT] MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS [CERTIFICATE/S-NFT] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE V
ALLOCATIONS

Section 5.01 Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), after giving effect to the special allocations set forth in Section 5.02, Net Income and Net Loss of the Company shall be allocated among the Members pro rata in accordance with their Membership Interests.

Section 5.02 Regulatory and Special Allocations. Notwithstanding the provisions of Section 5.01:

(a)   If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.02 is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Nonrecourse Deductions shall be allocated to the Members in accordance with their Membership Interests.

(d)   In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations, or distributions as quickly as possible. This Section 5.02(d) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e)   The allocations set forth in paragraphs (a), (b), (c) and (d) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 5.03 Tax Allocations.

(a)   Subject to Section 5.03(b), Section 5.03(c) and Section 5.03(d), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions pursuant to Section 5.01 and Section 5.02, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in Section 5.01 and Section 5.02.

(b)   Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method with curative allocations of

Treasury Regulations Section 1.704-3(c), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)　　If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value in Section 1.01, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)　　Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)　　Allocations pursuant to this Section 5.03 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, distributions or other items pursuant to any provisions of this Agreement.

Section 5.04　Allocations in Respect of Transferred Membership Interests. In the event of a Transfer of Membership Interests during any Fiscal Year made in compliance with the provisions of ARTICLE IX, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Membership Interests for such Fiscal Year shall be determined using the interim closing of the books method.


ARTICLE VI
DISTRIBUTIONS


Section 6.01　Distributions of Cash Flow and Capital Proceeds.

(a)　　Any available cash or cash equivalents, including fiat currency or digital currencies including stable coins or cryptocurrencies, of the Company, after allowance for payment of all Company obligations then due and payable, including the Management Fee, debt service and operating expenses and for such reasonable reserves as the Manager shall determine, shall be distributed to the Members, on at least a quarterly basis if available, *pro rata* and *pari passu* as follows:

(i)　　*First*, 100% to each Class A Member until such Class A Member has received cumulative distributions pursuant to this Section 6.01(a)(i) equal to such Class A Member's aggregate Capital Contribution; and

(ii)　　*Second*, 100% of the remainder to Class A Members *pro rata* in proportion to their Class A Member Percentage Interest.

(b)　　If a Member has an unpaid Additional Capital Contribution that is overdue, any amount that otherwise would be distributed to such Member pursuant to Section 6.01(a) or ARTICLE XI (up to the amount of such Additional Capital Contribution, together with interest accrued thereon) shall not be paid to such Member but shall be deemed distributed to such Member and applied on behalf of such Member pursuant to Section 4.06.

(c)　　Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate § 18-607 of the Delaware Act or other Applicable Law or if such distribution is prohibited by the LLC's then-applicable debt-financing agreements.

Section 6.02 Tax Withholding; Withholding Advances.

(a) **Tax Withholding.** Each Member agrees to furnish the Company with any representations and forms as shall be reasonably requested by the Manager to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have.

(b) **Withholding Advances.** The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any distribution or allocation by the Company of income or gain to such Member and to withhold the same from distributions to such Member. Any funds withheld from a distribution by reason of this Section 6.02(b) shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement.

(c) **Repayment of Withholding Advances.** Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to two and one half percent (2.5%) per annum (the "**Company Interest Rate**"):

(i) be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii) with the consent of the Manager, be repaid by reducing the amount of the next succeeding distribution or distributions to be made to such Member (which reduction amount shall be deemed to have been distributed to the Member, but which shall not further reduce the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account).

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d) **Indemnification.** Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties that may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The provisions of this Section 6.02(d) and the obligations of a Member pursuant to Section 6.02(c) shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Membership Interests. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 6.02, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e) **Overwithholding.** Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

ARTICLE VII
MANAGEMENT

Section 7.01 Management of the Company. The management and control of the Company shall be vested exclusively in the Manager, and the business and affairs of the Company shall be managed under the direction of the Manager. The Manager shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in Section 2.05. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Manager.

Section 7.02 Officers The Manager may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deems advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Manager or until his earlier death, resignation, or removal. Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Manager.

Section 7.03 Authority of the Manager. The Manager shall have the power on behalf of and in the name of the Company to take any action or make any decisions hereunder on behalf of the Company in furtherance of the purposes of the Company as set forth in Section 2.05, to carry out any and all of the objects and purposes of the Company and to perform all acts and enter into and perform all contracts and other undertakings which it may deem necessary or advisable or incidental thereto, including, without limitation, the power to:

> (a)   acquire, hold, maintain, and sell intellectual property rights;

> (b)   borrow or raise monies, on behalf of the Company; however, the Manager shall not have the power to use Company assets, including its intellectual property rights associated with the musical composition "Mona Lisa," as collateral against any such financings;

> (c)   open, maintain and close bank accounts and brokerage accounts in the name of the Company as a whole and draw checks or other orders for the payment of monies in respect thereof;

> (d)   do any and all acts and things on behalf of the Company, and exercise all rights of the Company, with respect to its interest in any Person, including, without limitation, participation in arrangements with creditors, the institution and settlement or compromise of suits and administrative proceedings and other like or similar matters;

> (e)   approve the disclosure by Members of the Company's confidential information;

> (f)   defer and/or offset distributions to the Members in order to satisfy liabilities of the Company (including indemnification obligations) or recoup prior expenditures relating thereto;

> (g)   adjust allocations to Members in order to effectuate the economic arrangements of the Members;

> (h)   modify allocations of profits and losses, and all items of income, gain, loss, deduction and credit in order to comply with the Code section 704 and the Regulations promulgated thereunder;

(i)   distribute available cash or property from the Company to the Members, at such times and in such amounts as determined by the Manager in his sole discretion;

(j)   collect unpaid interest in connection with any tax withholding from amounts otherwise distributable to a Member or through exercise of any and all rights and remedies available to a creditor;

(k)   require Members who are not Class A Member to make Additional Capital Contributions to the Company, at such times and in such amounts as determined by the Manager in his sole discretion;

(l)   organize one or more corporations, partnerships or other entities (foreign or domestic) formed to hold record title, as nominee for the Company, to securities or funds attributable to the Company;

(m)   engage, terminate and/or replace personnel, whether part-time or full-time, attorneys, accountants, appraisers, transfer agent, or other advisers or such other Persons as it may deem necessary or advisable;

(n)   compensate any Member for services rendered by such Member to the Company;

(o)   approve a Conversion and take any and all actions as are reasonably necessary to give effect to such Conversion;

(p)   approve an Approved Sale of the Company;

(q)   approve the withdrawal of capital from the Company by a Member;

(r)   approve the transfer of Membership Interests by a Member,

(s)   admit a substituted Member;

(t)   resign and appoint an Affiliate of the Manager as the Manager of the Company;

(u)   dissolve and wind up the affairs of the Company;

(v)   amend or modify this Agreement, subject to the limitations contained herein;

(w)   remove any officer of the Company, with or without cause, subject to any employment agreement or other similar written agreement between the Company and such officer; and

(x)   authorize any Member, employee, or other agent to act for, or on behalf of, the Company as to the foregoing and all matters pertaining hereto.

Section 7.04 Other Authority of the Manager. The Manager is hereby authorized (but not required) to take any action it has determined in good faith to be necessary, desirable, or appropriate in order that (i) the Company not be an "investment company" as such term is defined in the Investment Company Act; (ii) each of the Company, the Members, and each of their respective Affiliates not be subject to a material adverse effect as a result of their Interest in the Company, services provided to or by the Company, as applicable; and (iii) each of the Company, the Members, the Manager, and each of their respective Affiliates, not be in violation of any law or regulation applicable to such party, including, without limitation:

20

(a)   making structural, operating, or other changes in the Company by amending this Agreement in order to cure any violation of law or regulation; *provided* that such amendment does not have a material adverse effect on the Members as a whole;

(i)   requiring the sale, in whole or in part, of any Member's Interest in the Company, or otherwise causing the withdrawal of any Member from the Company; and/or

(ii)   dissolving the Company.

(b)   Any action taken by the Manager pursuant to this Section 7.04 shall not require the approval of any Member.

Section 7.05 Other Activities. Nothing contained in this Agreement shall prevent any Member, including the Manager, or any of its Affiliates from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the Business. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to the other Member for any profits or income earned or derived from other such activities or businesses. None of the Members nor any of their Affiliates shall be obligated to inform the Company or the other Member of any business opportunity of any type or description.

Section 7.06 Compensation and Reimbursement of Manager.

(a)   **Reimbursement and Expenses**. Except as otherwise provided herein, the Manager shall not be compensated for its services as the Manager, but the Company shall reimburse the Manager for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount in the aggregate for any Fiscal Year. In no event shall the reimbursement of expenses incurred by Manager on behalf of the Company be greater than the Management Fee (as defined below)(i.e. 2.50% of the Company's quarterly gross revenue).

(b)   **Management Fee**. In consideration for its services, the Manager receives a management fee (the "**Management Fee**") paid quarterly in arrears equal to 2.50% of the Company's quarterly gross revenue.

Section 7.07 Removal or Resignation of Manager. The Manager may not be removed. The Manager may resign and appoint a new Manager, including an Affiliate of the Manager, as the Manager of the Company without the consent of any Members. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a withdrawal of a Member.

Section 7.08 Events Affecting the Manager. If the Manager withdraws, resigns, or dies without appointing a successor Manager, then a successor Manager may be promptly appointed by vote of the Majority in Interest of the Members. The death, withdrawal, bankruptcy, dissolution, liquidation, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager shall not dissolve the Company, and upon the happening of any such event, the affairs of the Company shall be continued without dissolution by the Manager or any successor entity.

ARTICLE VIII
EXCULPATION AND INDEMNIFICATION

Section 8.01 Exculpation of Covered Persons.

(a)   **Covered Persons.** As used herein, the term "**Covered Person**" shall mean (i) each Member, including the Manager; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of each Member, and each of their Affiliates; and
(iii) each Officer, employee, agent or representative of the Company.

(b)   **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, gross negligence, willful misconduct, or a material breach or knowing violation of this Agreement by such Covered Person.

(c)   **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

Section 8.02 Liabilities and Duties of Covered Persons.

(a)   **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 8.03 Indemnification.

(a)   **Indemnification.** To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

> (i)   any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the Business of the Company; or

> (ii)   such Covered Person being or acting in connection with the Business of the Company as a member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of any Person including the Company;

> *provided*, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and within the scope of such Covered Person's authority conferred on him or it by the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, willful misconduct or a material breach or knowing violation of this Agreement by such Covered Person. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, willful misconduct or a material breach or knowing violation of this Agreement.

(b)   **Control of Defense.** Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 8.03, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding, *provided*, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 8.03, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit, or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed).

(c)   **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 8.03; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 8.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d)   **Entitlement to Indemnity.** The indemnification provided by this Section 8.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this

Section 8.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 8.03 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(e) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may reasonably determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f) **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 8.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(g) **Savings Clause.** If this Section 8.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 8.03 to the fullest extent permitted by any applicable portion of this Section 8.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h) **Amendment.** The provisions of this Section 8.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 8.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 8.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 8.04 Survival. The provisions of this ARTICLE VIII shall survive the dissolution, liquidation, winding up and termination of the Company.


ARTICLE IX
TRANSFER


Section 9.01 Restrictions on Transfer.

(a) Except as otherwise provided in this ARTICLE IX, no Member shall Transfer all or any portion of its Membership Interest in the Company without the written consent of the Manager (which consent may be granted or withheld in the sole discretion of the Manager) (a "**Permitted Transfer**"). No Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.06(b) hereof.

(b)　Notwithstanding any other provision of this Agreement (including Section 9.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i)　except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)　if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)　if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv)　if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes; or

(v)　if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended.

(c)　Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)　For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 9.02 Other Permitted Transfers. The provisions of Section 9.01(a) shall not apply to any Transfer by any Member of all or any portion of its Membership Interest to its Affiliate.

Section 9.03 Involuntary Transfers. In the event that the Membership Interest owned by any Member shall be subject to an involuntary Transfer, including by reason of (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (b) distraint, levy, execution or other involuntary Transfer, unless, in the case of this clause (b), the transferee releases such Interests within five (5) business days of the occurrence of any such involuntary Transfer, (c) a Transfer by operation of law (including in connection with a divorce or pursuant to applicable laws of descent and distribution in the event of the death of an individual Member holding such Class A Interests or Class B Interests) unless such Transfer constitutes a Permitted Transfer, or (d) Disability (each such subsections (a) through (e), an "**Involuntary Transfer**"), such Member (or his, her or its personal representative) shall give the Company written notice of such Involuntary Transfer stating the terms of such proposed Transfer, the identity of the proposed transferee and the price or other consideration, if readily determinable, for which the subject Membership Interest is to be transferred. After receipt of such notice, the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Membership Interest held by such Member (or his, her or its personal representative) at the price and on the terms applicable to such proposed Transfer, which right shall be exercised by written notice given by the Company to the Member (or his, her or its personal representative) within ninety (90) days after the Company's receipt of such notice.

Section 9.04 Approved Sale; Drag Along. If the Manager approves a sale of the Company to a third-party good faith purchaser (an "**Approved Sale**"), then each Member shall be deemed to vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding a Membership Interest shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Membership Interest, each holder of a Membership Interest shall agree to sell all of his, her or its Membership Interest and rights to acquire a Membership Interest on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.

Section 9.05 No Withdrawal.

(a)   So long as a Member continues to hold any Membership Interests, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interests, such Person shall no longer be a Member.

(b)   Notwithstanding Section 4.08(a), the Manager may require a Member to withdraw all or any portion of its Membership Interest in the Company immediately, with no prior notice, if the Manager deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation, expose the Company or the Manager to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding or otherwise have an adverse effect (whether legal, regulatory, tax otherwise) on the other Members, the Company, the Manager or any of its or their Affiliates, including, without limitation, to avoid having the Company's assets treated as "plan assets" for purposes of ERISA.


ARTICLE X
ACCOUNTING; TAX MATTERS


Section 10.01 Financial Statements. The Company shall furnish to each Member the following reports:

(a)   **Annual Financial Statements.** As soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, unaudited balance sheets of the Company as at the end of each such Fiscal Year and unaudited consolidated statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year.

Section 10.02 Inspection Rights. Class A Members will not have any inspection rights whatsoever. Upon reasonable notice from a Class B Member, the Company shall afford such Class B Member and its Representatives access during normal business hours to (i) the Company's offices, (ii) the corporate, financial and similar records, reports and documents of the Company, including all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members (including the Manager), and to permit each Class B Member and its Representatives to examine such documents and make copies thereof or extracts therefrom; and (iii) any Officers, senior employees and accountants of the Company, and to afford each Class B Member and its Representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company with such Officers, senior employees and accountants (and the Company hereby authorizes such employees and accountants to discuss with such Member and its Representatives such affairs, finances and accounts); *provided* that (x) the requesting Class B Member shall bear its own expenses and all reasonable expenses incurred by the Company in connection with any inspection or examination requested by such Class B Member pursuant to this Section 10.02 and (y) if the Company provides or makes available any report or written analysis for any Class B Member pursuant to this Section 10.02, it shall promptly provide or make available such report or analysis to or for any other Class B Member.

Section 10.03 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 10.04 Tax Matters Representative.

(a) **Appointment; Resignation.** The Members hereby appoint the Manager as the "partnership representative" as provided in Code Section 6223(a) (the "**Tax Matters Representative**"). The Members hereby appoint Miles Carroll as the sole Person authorized to act on behalf of the Tax Matters Representative in US federal tax audits and proceedings (the "**Designated Individual**"). The Designated Individual may resign at any time. The Designated Individual may be removed at any time by the Tax Matters Representative. The Tax Matters Representative shall resign if it is no longer a Member, and the Designated Individual shall resign if it is no longer a Member of Mona Lisa Song, LLC. In the event of the resignation of the Tax Matters Representative, the Non-Manager shall select a replacement. In the event of the resignation or removal of the Designated Individual, the Tax Matters Representative shall select a replacement.

(b) **Tax Examinations and Audits.** The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

(c) **US Federal Tax Proceedings.** To the extent permitted by applicable law and regulations, the Tax Matters Representative shall cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the "**Revised Partnership Audit Rules**") pursuant to Code Section 6221(b). For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Tax Matters Representative shall cause the Company to elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any taxes imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 6.02(c).

(e) **Section 754.** The Tax Matters Representative will make an election under Code Section 754, if requested in writing by another Member.

(f) **Indemnification.** The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Tax Matters Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 10.05 Tax Returns. At the expense of the Company, the Manager (or any Officer that it may designate pursuant to Section 7.02) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 10.06 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE XI
DISSOLUTION AND LIQUIDATION

Section 11.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) The determination of the Manager to dissolve the Company;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c) The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

Section 11.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 11.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 11.03 and the Certificate of Formation shall have been cancelled as provided in Section 11.04.

Section 11.03 Liquidation. If the Company is dissolved pursuant to Section 11.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) **Liquidator.** The Manager shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *first*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *second*, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *third*, to the Members in the same manner as distributions are made under and pursuant to Section 6.01.

(d) **Discretion of Liquidator.** Notwithstanding the provisions of Section 11.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 11.03(c), if upon dissolution of the Company the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, upon unanimous consent of the Members, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 11.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value, as determined by the Liquidator in good faith.

Section 11.04 Cancellation of Articles. Upon completion of the distribution of the assets of the Company as provided in Section 11.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 11.05 Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to Section 8.03.

Section 11.06 Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.

ARTICLE XII
MISCELLANEOUS

Section 12.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 12.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 12.03 Confidentiality.

(a) Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b) Nothing contained in Section 12.03(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to the other Member; (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 12.03 as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Membership Interests from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 12.03 as if a Member; *provided*, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Member of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Member) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of Section 12.03(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the other Member or any of their respective Representatives, *provided*, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d)   The obligations of each Member under this Section 12.03 shall survive (i) the termination, dissolution, liquidation and winding up of the Company, and (ii) such Member's Transfer of its Membership Interests.

Section 12.04 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.04):

If to the Company:	Address:	Mona Lisa Song, LLC
		5 Shenton Way, #10-01 UIC Building
		Singapore 068808
	Email:	monalisa@opulous.org
	Attention:	Mona Lisa Team
If to Manager:	Address:	Ditto Music Pte. Ltd.
		5 Shenton Way, #10-01 UIC Building
		Singapore
	Email:	info@opulous.org
	Attention:	Opulous Team

Section 12.05 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 12.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 8.03(g), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 12.07 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

Section 12.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 12.09 No Third-Party Beneficiaries. Except as provided in ARTICLE VIII, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.10 Amendment. This Agreement may be amended or modified from time to time only by the written consent of the Manager; provided, however, that no such amendment may: (a) modify the limited liability of a Member; modify the indemnification and exculpation rights of any indemnified party under this Agreement; or increase in any material respect the liabilities or responsibilities of, or diminish in any material respect the rights or protections of, any Member under this Agreement, including the creation of a new class of Units, in each case, without the consent of a Majority in Interest of the Members so affected or each such indemnified party, as the case may be; or (b) amend or waive any provision of this Section 12.10.

Section 12.11 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 12.11 shall diminish any of the explicit and implicit waivers described in this Agreement.

Section 12.12 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 12.13 Arbitration. Any claim, dispute, or controversy of whatever nature arising out of or relating to this Agreement (including any other agreement(s) contemplated hereunder), including, without limitation, any action or claim based on tort, contract, or statute (including any claims of breach or violation of statutory or common law protections from discrimination, harassment and hostile working environment), or concerning the interpretation, effect, termination, validity, performance and/or breach of this Agreement, shall be administered by the American Arbitration Association (the "***AAA***") under its Commercial Arbitration Rules and Mediation Procedures ("***Commercial Rules***"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, THE PARTIES UNDERSTAND THAT THEY ARE WAIVING CERTAIN RIGHTS AND PROTECTIONS THAT MAY OTHERWISE BE AVAILABLE IF A CLAIM BETWEEN THE PARTIES WERE DETERMINED BY LITIGATION IN COURT, INCLUDING, WITHOUT LIMITATION, THE RIGHT TO SEEK OR OBTAIN CERTAIN TYPES OF DAMAGES PRECLUDED BY

THIS PARAGRAPH, THE RIGHT TO A JURY TRIAL, CERTAIN RIGHTS OF APPEAL, AND A RIGHT TO INVOKE FORMAL RULES OF PROCEDURE AND EVIDENCE. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, PARTIES WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator's essential findings and conclusions on which the award is based.

Section 12.14 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 12.15 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and arbitration costs.

Section 12.16 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 8.02 to the contrary.

Section 12.17 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

MONA LISA SONG, LLC, a Delaware limited liability company

By: Its Manager, Ditto Music Pte. Ltd., a Singapore limited liability company

By: _____

Name: Miles Carroll

Title: Chief Operating Officer

The Manager:

Ditto Music Pte. Ltd., a Singapore limited liability company

By: _____

Name: Miles Carroll

Title: Chief Operating Officer

The Class B Member:

Ditto Music Pte. Ltd., a Singapore limited liability company

By: _____

Name: Miles Carroll

Title: Chief Operating Officer

EXHIBIT A

FORM OF JOINDER AGREEMENT

MONA LISA SONG, LLC
LIMITED LIABILITY COMPANY
AGREEMENT

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the_____.

For Individuals:

_____

Signature of Investor

Print Name:_____

For Investors other than Individuals:

_____

Legal Name of Investor

_____

Authorized Signature

By:_____

Title:_____

THE CLASS A UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR UNDER APPLICABLE STATE SECURITIES LAWS. SUCH CLASS A UNITS ARE BEING OFFERED AND SOLD UNDER EXEMPTIONS FROMREGISTRATION PROVIDED BY SECTION 4(6) OF THE SECURITIES ACT AND REGULATION CF PROMULGATED THEREUNDER. ACCORDINGLY, THE CLASS A UNITS WILL HAVE TRANSFER RESTRICTIONS. NO CLASS A UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF.

SCHEDULE A

MEMBERS SCHEDULE

Member Name and Address	Class of Membership Interest	Membership Interest (#Units)	Percentage Interest
Ditto Music Pte. Ltd.	CLASS B	1,000	100%
[MEMBER NAME AND ADDRESS]	[CLASS A/CLASS B]	[# UNITS]	[PERCENTAGE]
Total:		#	100%

EXHIBIT B

SUBSCRIPTION AGREEMENT

[Attached]

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE APP-BASED PLATFORM USED BY OPENDEAL PORTAL LLC DBA REPUBLIC (THE "***INTERMEDIARY***"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S APP (COLLECTIVELY, THE "*OFFERING MATERIALS*") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

S-NFT SUBSCRIPTION AGREEMENT

This S-NFT Subscription Agreement (the "***Subscription Agreement***") is made and dated as of _____, by and between Mona Lisa, LLC, a Delaware limited liability company (the "***Company***"), and the undersigned subscriber (the "***Subscriber***").

WHEREAS, the Company is offering up to an aggregate of $500,000 of Class A Units of the Company (sometimes referred to as the "***Securities***") represented by certain S-NFTs, pursuant to that certain Joinder Agreement attached to this Subscription Agreement as Exhibit A (the "***Joinder***") in an offering (the "***Offering***")in reliance upon Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder ("***Regulation CF***"); and

WHEREAS, the Subscriber understands that the Offering of the Class A Units is made pursuant to the Form C, dated November 4, 2021 as the same may be amended or supplemented (the "***Form C***");

WHEREAS, the Subscriber wishes to subscribe for and purchase the Class A Units.

1. **SUBSCRIPTION**. Subject to the terms and conditions of this Subscription Agreement (i) the Company agrees to sell to the Subscriber, and the Subscriber irrevocably subscribes for and agrees to purchase from the Company, a number of Class A membership interests (the **"Class A Units"**) in the Company set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof and (ii) the Subscriber agrees to its membership in the Company pursuant to the terms of the Joinder, attached hereto as Exhibit A.

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Class A Units may be allocated among Subscribers.

3. **THE CLOSING**. Provided that the subscriptions are received in an amount equal to or greater than $25,000 (the "***Target Offering Amount***"), the closing of the purchase and sale of the Securities (the "***Closing***") shall take place on the Company's offering deadline specified in the Form C, or at such other time and place as the Company may designate by notice to the undersigned (the "***Closing Date***").

4. **PAYMENT FOR SECURITIES**. Payment for the Class A Units shall be received by Prime Trust, LLC (the "***Escrow Agent***") from the Subscriber by wire transfer of immediately available funds or other means as instructed by the Intermediary. The Escrow Agent shall release such funds to the Company as instructed by the Intermediary. The Subscriber shall receive notice and evidence of the aggregate dollar amount of the Class A Units owned by Subscriber reflected on the books and records of the Company, which shall bear a notation that the Class A Units were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company represents and warrants that as of the Closing Date:

   a) The Company is a limited liability company duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Class A Units) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

d) Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

e) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "***Exchange Act***"), (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940, as amended (the "***Investment Company Act***"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual reports filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

f) The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Form C.

g) There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

6. **REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER**. The Subscriber hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Class A Units, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on the Subscriber or any investment guideline or restriction applicable to the Subscriber.

ii. The Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Class A Units as a nominee or agent or otherwise for any other person.

iii. The Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which the Subscriber purchases or sells the Class A Units and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Subscriber is subject or in which the Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. The Subscriber acknowledges, and is purchasing the Class A Units in compliance with, the investment limitations as set forth in Rule 100(a)(2) of Regulation CF.

v. The Subscriber is purchasing the Class A Units for its own account, for investment and not with a view to resale, distribution, subdivision or fractionalization thereof, no other Person will have any direct or indirect beneficial interest in or right to such Class A Units, that it acknowledges that ownership of its Class A Units does not provide it with direct ownership of the Company's assets, including but not limited to certain intellectual property rights in the musical composition titled "Mona Lisa" and it irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company, and that it is fully aware that in agreeing to admit it as a member, the Manager and the Company are relying upon the truth and accuracy of such representation and warranty.

b) <u>Information Concerning the Company</u>.

i. The Subscriber has received a copy of the Form C. With respect to information provided by the Company, the Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Class A Units.

ii. The Subscriber understands and accepts that the purchase of the Class A Units involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Subscriber represents that it is able to bear any, and all loss associated with an investment in the Class A Units.

iii. The Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Class A Units. It is understood that information and explanations related to the terms and conditions of the Class A Units provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Class A Units, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the Subscriber in deciding to invest in the Class A Units. The Subscriber acknowledges that neither the Company, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Class A Units for purposes of determining the Subscriber's authority or suitability to invest in the Class A Units.

iv. The Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Subscriber has had access to such information concerning the Company and the Class A Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Class A Units.

v. The Subscriber understands that, unless the Subscriber notifies the Company in writing to the contrary at or before a Closing Date, each of the Subscriber's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the respective Closing Date, taking into account all information received by the Subscriber.

vi. The Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Subscriber.

vii. The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Class A Units or made any finding or determination concerning the fairness or advisability of this investment.

c) <u>No Guaranty</u>.

The Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Class A Units or (B) made any representation to the Subscriber regarding the legality of an investment in the Class A Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Class A Units, the Subscriber is not relying on the advice or recommendations of the Company and the Subscriber has made its own independent decision that the investment in the Class A Units is suitable and appropriate for the Subscriber.

d) <u>Status of Subscriber</u>.

i. The Subscriber has such knowledge, skill and experience in business, financial and investment matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Class A Units. With the assistance of the Subscriber's own professional advisors, to the extent that the Subscriber has deemed appropriate, the Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Class A Units and the consequences of this Subscription Agreement. The Subscriber has considered the suitability of the Class A Units as an investment in light of its own circumstances and financial condition and the Subscriber is able to bear the risks associated with an investment in the Class A Units and its authority to invest in the Class A Units.

ii. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Class A Units or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Class A Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Class A Units. Subscriber's subscription and payment for and continued beneficial ownership of the Class A Units will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

e) <u>Restrictions on Transfer or Sale of Securities</u>.

i. The Subscriber is acquiring the Class A Units solely for the Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale, distribution, subdivision or fractionalization thereof, in connection with, any distribution of the Class A Units. The Subscriber understands that the Class A Units has not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Subscriber and of the other representations made by the Subscriber in this Subscription Agreement. The Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The Subscriber understands that the Class A Units is restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**Commission**") provide in substance that the Subscriber may dispose of the Class A Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Subscriber understands that the Company has no obligation or intention to register the Class A Units, or to take action so as to permit sales pursuant to the Securities Act. Even when the Class A Units becomes freely transferrable under federal law, a secondary market in the Class A Units may not develop. Consequently, the Subscriber understands that the Subscriber must bear the economic risks of the investment in the Class A Units for an indefinite period of time.

iii. The Subscriber agrees that the Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Class A Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE SUBSCRIBER AND THE COMPANY**. The obligations of the Subscriber to purchase and pay for the Class A Units specified on the signature page hereto and of the Company to sell the Class A Units are subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

a) Representations and Warranties. The representations and warranties of the Company contained in Section 5 hereof and of the Subscriber contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

b) Target Amount. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for the Class A Units in an aggregate investment amount of at least the Target Offering Amount specified in the Form C and at the time of the first Closing, the Company shall have received into the escrow account established with the Escrow Agent in cleared funds, and is accepting, subscriptions for the Class A Units having an aggregate investment amount of at least the Target Offering Amount specified in the Form C.

8. **OBLIGATIONS IRREVOCABLE**. Following the respective Closing Date, the obligations of the Subscriber shall be irrevocable.

9. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **WAIVER, AMENDMENT**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **ASSIGNABILITY**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Subscriber without the prior written consent of the other party.

12. **WAIVER OF JURY TRIAL**. THE SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. **DISPUTE RESOLUTION; ARBITRATION**. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York.

Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

14. **GOVERNING LAW**. This Subscription Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to conflict of law principles thereof.

15. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. **COUNTERPARTS**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Mona Lisa Song, LLC 5 Shenton Way, #10-01 UIC Building, Singapore 068808 Attention: Miles Carroll
with a copy to:	Sosnow & Associates PLLC 20 W 20th Street, Suite 804 New York, NY 10011
If to the Subscriber:	As noted on signature page

18. **BINDING EFFECT**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. **SURVIVAL**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Subscriber and (iii) the death or disability of the Subscriber.

20. **NOTIFICATION OF CHANGES**. The Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Class A Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Subscriber contained in this Subscription Agreement to be false or incorrect.

21. **SEVERABILITY**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the Subscriber has executed this Subscription Agreement as of this [DATE].

SUBSCRIBER (if an individual):
By_____ Name: Email:

SUBSCRIBER (if an entity):
_____ Legal Name of Entity By_____ Name: Title: Email

The offer to purchase the Class A Units as set forth above is confirmed and accepted by the Company as to the aggregate purchase price for the Class A Units the Subscriber hereby irrevocably subscribes for is:

[PURCHASE AMOUNT].

MONA LISA SONG, LLC
 By_____ Name: Title:

EXHIBIT A

JOINDER TO FIRST AMENDED & RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the _____.

SUBSCRIBER (if an individual):
By_____ Name: Email:

SUBSCRIBER (if an entity):
_____ Legal Name of Entity By_____ Name: Title: Email

The offer to purchase the Class A Units as set forth above is confirmed and accepted by the Company as to the aggregate purchase price for the Class A Units the Subscriber hereby irrevocably subscribes for is:

[PURCHASE AMOUNT].

MONA LISA SONG, LLC
By: Ditto Music Pte. Ltd., its Manager By_____ Name: Title:

THE CLASS A UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR UNDER APPLICABLE STATE SECURITIES LAWS. SUCH CLASS A UNITS ARE BEING OFFERED AND SOLD UNDER EXEMPTIONS FROMREGISTRATION PROVIDED BY SECTION 4(6) OF THE SECURITIES ACT AND REGULATION CF PROMULGATED THEREUNDER. ACCORDINGLY, THE CLASS A UNITS WILL HAVE TRANSFER RESTRICTIONS. NO CLASS A UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF.

EXHIBIT C

FORM C

[Attached]

Exhibit C
Written Consent of the Manager of Mona Lisa Song LLC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Mona Lisa Song, LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

August 27, 2021

Physical Address of Issuer:

5 Shenton Way, #10-01 UIC Building, Singapore 068808

Website of Issuer:

https://opulous.org

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Units of Class A Membership Interest

Target Number of Securities to be Offered:

250

Price (or Method for Determining Price):

$100.00

Target Offering Amount:

$25,000.00

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$500,000.00

Deadline to reach the Target Offering Amount:

December 3, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2020)	**Prior fiscal year-end (2019)**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

November 4, 2021

FORM C

MONA LISA SONG, LLC

Up to $500,000.00 of

Units of Class A Membership Interest

Mona Lisa Song, LLC ("**Mona Lisa Song**," the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $500,000.00 (the "**Maximum Offering Amount**") of Units of Class A Membership Interest (the "**Securities**") on a contingency basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by December 3, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$50,000.00	$3,000.00	$47,000.00
Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Maximum Offering Amount	$500,000.00	$30,000.00	$470,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED

GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://opulous.org.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/mona-lisa-song.

The date of this Form C is November 4, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C, or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Mona Lisa Song, LLC (the "**Company**") is a limited liability entity formed in the state of Delaware on August 27, 2021, and is managed by Ditto Music Pte. Ltd., a Singapore limited liability company (the "**Manager**"). The Company's purpose is to own certain intellectual property rights pertaining to a master recording embodying a musical composition titled "Mona Lisa" (the "**Work**") as performed and produced by GG Global Music, Inc. f/s/o Gazzy Garcia p/k/a as Lil Pump (referred to as the "**Artist**") and Stache Records LLC d/b/a Music Narcos (referred to as the "**Producer**"), respectively. In connection with the Rights (as defined herein), and pursuant to that certain Novation and Assignment (as defined herein), the Company will be entitled to those certain royalties attributable to the Work, which will, in part, be distributed to the holders of the Securities.

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH OR THE RIGHTS) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED SHALL BE DEEMED TO BE OWNED BY ANY INVESTOR INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

The Company is located at 5 Shenton Way, #10-01 UIC Building, Singapore 068808.

The Company operates through its Manager's website: https://opulous.org.

The Company conducts business through the internet throughout the United States and internationally.

The Company conducts its business as, and currently is, a wholly owned subsidiary Ditto Music Pte. Ltd, a Singapore private limited company, incorporated on October 13, 2020.

A description of our business plan can be found in the section of this Form C titled '*BUSINESS*' and on the Company's profile page on the Intermediary's website under https://republic.co/mona-lisa-song, which is attached as <u>Exhibit B</u> to this Form C.

The Offering

Minimum Amount of the Securities Offered	250
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	250*
Maximum Amount of the Securities Offered	5,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000*
Price Per Security	$100.00
Minimum Individual Purchase Amount	$100.00 +
Maximum Individual Purchase Amount	$50,000.00
Offering Deadline	December 3, 2021
Use of Proceeds	See the description of the use of proceeds on page 26 hereof.

Voting Rights	See the description of the voting rights on page 38.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ Investors must subscribe in $100.00 increments. Additionally, the Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever generate sufficient revenues to make distributions to our Investors. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

There is no assurance that the Company will be able to continue as a going concern.

Our independent registered public accounting firm for the fiscal year ended December 30, 2020, has included an explanatory paragraph in its review that accompanies our reviewed consolidated financial statements as of and for the year ended December 30, 2020, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. The Company has generated no revenue and has accumulated losses since inception. As such, the Company's continuation as a going concern is currently dependent upon the proceeds from this offering. Although the Company anticipates the proceeds from the Offering will provide sufficient liquidity to meet its operating commitments, there is no guarantee the Company will be successful in achieving this objective. If the Company does not generate sufficient liquidity, it will not be able to continue as a going concern, which would cause the Securities to lose value.

We rely on various intellectual property rights associated with the Work in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.

The Company is a party to a certain Novation under which it is entitled to certain economic consideration but also required to make substantial distributions or direct its accounts receivable to its Manager, the Artist and the Producer. We believe that under these agreements, including, without limitation, distribution agreements, licensing agreements, etc., entered into by our Manager, the Artist, and the Producer, aside from the Novation, and relevant statutes, digital music streaming platforms, on-demand music platforms, and other media outlets are required to pay a royalty to record labels, music publishers, and other copyright owners, including the Company, in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of user base, other platform specific metrics, and any applicable advertising fees and discounts, among other variables. Additionally, there may be other certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. The Company is not a party to any such agreements aside from the Novation and has no ability to review, enforce, or control the outcome of any disputes relating thereto. Failure on the part of others, including our Manager, to accurately collect on royalties may adversely affect our business, operating results, and financial condition.

The Company's sole source of revenue will be derived from the Work.

The Company will rely on the Artist's current fan base and the Work's ability to attract new listeners to play and share the new music to increase total plays, which equates to greater royalties for Investors. Since audience appeal depends on critical reviews and changing public taste, predicting size, engagement, and loyalty of the Artist's listener base can be unpredictable. The success of the Company is directly correlated with the success and adoption of the Work among digital streaming platforms, on-demand music and other media outlets, and their end users.

We have no historical performance data about the royalty payments derived from the Work.

The Company and the Manager entered into the Novation and Assignment on October 20, 2021. We have no historical performance data regarding the likelihood of long-term performance of the Work and the royalty payments derived therefrom. As a result, the royalty payments derived from the Work may generate lower royalty revenue that we anticipate.

Cash received from the royalty payments derived from the Work will depend upon the continued popularity of the Artist, and we do not have any rights to require the Artist to take any actions to attract or maintain or otherwise generate royalty payments.

All of the royalty payments that the Work will generate is contingent on continued popularity of the Artist and is not guaranteed. The Artist has a limited obligation to take any actions to promote the Work. There is no guarantee that the Artist will promote the song or otherwise attempt to popularize it beyond its initial contractual obligation. In addition, even if the Artist continues to promote the Work, there is no guarantee that such activities will increase the value of the Work and the royalty payments accordingly. As a result, we cannot ensure that the Work will be popular and, if popular, continue to be popular and generate royalty payments.

The valuation of the expected royalty payments requires us to make material assumptions that may ultimately prove to be incorrect. In such an event, we could suffer significant losses that could materially and adversely affect our results of operations.

Our only asset is the Work. This asset's fair market value has been assessed arbitrarily by our Manager as there is currently no active market where we are able to observe quoted prices for identical assets. As a result, our valuation of our asset incorporates significant inputs that are not observable. Fair value of future expected royalty payments is determined by measuring expected returns and anticipated length of the popularity of the Artist and the Work. However, the valuation of the expected royalty payments is highly speculative due to the heavily subjective nature of identifying comparable recording artists and is inherently difficult due to the uniqueness of the Work and limited number of available comparable artists.

The Company's success depends on the experience and skill of the board of directors, officers, and key employees of its Manager.

We are dependent on our Manager and its board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our Manager or its board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation and that of our Manager, the Artist, or the Producer, could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes investor loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We expect that we may, in the future, face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations and our Investors. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business. Additionally, a significant theft, loss or misappropriation of, or access to, Investors' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit F. Some of these communications may not have included proper disclaimers required for "testing the waters."

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Ownership of the Class A Units provides Investors with an equity interest in a limited liability company that holds certain intellectual property rights solely related to the Work.

The Company does not intend to make any other material capital expenditures in the future. Thus, the Class A Units do not entitle holders to an ownership interest in any track, album, or other artist nor do they represent an interest in any royalty agreement, distribution agreement or other agreement, obligation or asset associated with any particular track, album, or artist besides the Work. Holders of Class A Units may only receive royalty payments in connection with the Work.

Payments of royalties to the Company depend on accurate and timely accountings to the Company by its Manager, the Manager's distributors and other parties.

While the Company holds the expectation that it will receive from its Manager, and the Manager from its distributors and other relevant parties, at minimum, quarterly payments of royalties, the Company cannot guarantee this outcome. It is possible that the Manager may lose its distributors and for a period of time, or in perpetuity, may not have any bona fide distributor in place to distribute the Work. In such a situation, any royalty payment the Company receives will be greatly reduced, and any corresponding distributions of such royalties paid to Investors will be comparably negatively impacted.

In the event that a claim, or threatened claim, for infringement or any other claims arises relating to the Work, or the Company's rights in the Work, the Company will be forced to defend or settle the dispute.

Such action may result in either the delay or temporary or permanent cessation of distribution of the Work, which would impact royalty payments to the Company and thereby distributions of such royalty payments to Investors. Payments of royalties to the Company also depends in part on there being no claims against it or the Artist or the Producer with respect to the Work, including without limitation, the performances, contributions of others, intellectual property or other rights embodied therein or associated therewith. The Company makes no warranties or representations regarding the Work and cannot guarantee that the associated master recording does not violate or infringe on any third-party rights.

Holders of the Class A Units have no voting rights. As a result, holders of Class A Units will not have any ability to influence the outcome of important transactions and decision.

All decision regarding the management and affairs of the Company will be made exclusively by the Manager, unless otherwise required by Delaware law. Accordingly, Investors should not invest in the Company unless such Investor is willing to entrust all aspects of the management of the Company to the Manager. Holders of Class A Units will have no right or power to take part in the management of the Company and will have no voting right to vote upon matters of the company. As a result, Investors will not be able to take part in the management and affairs of the Company and will not be able to vote upon any matters of the Company.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Holders of the Securities cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to Blockchain Technologies, Digital Assets, and Trading on an ATS

The Company is offering its Class A Units in this Offering. The Class A Units will solely exist as book-entry shares within the records of the Company and will not have traditional share certificates. The Company intends that each Class A Unit will be represented by a digital token (each an "**S-NFT**"). The S-NFTs will not be Class A Units; rather, they are a digital representation of the number of Class A Units purchased and held by a given stockholder.

The S-NFTs is currently intended to be developed on the ASA standard (Algorand Standard Asset), and each is intended to be issued on the Algorand blockchain protocol. The S-NFTs will be created, held, distributed, maintained, and destroyed by the Company. The Company intends to program any relevant compliance-related transfer restrictions that would traditionally been found on a paper stock certificate onto so called "smart contracts" (computer programs written to the relevant blockchain), which allows the smart contract to impose and execute the relevant conditions on the transfer of the S-NFTs. S-NFTs cannot be created or destroyed by any entity other than the Company.

If the Company is not able to make the S-NFTs available to holders of its Class A Units, we may incur significant damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

The Company's intention with this Offering is to have the Class A Units represented by the S-NFTs create efficiencies for holders of Class A Units pertaining to managing, storing and transferring their Class A Units. It is, however, possible that the Company may not be able to, in a timely manner, make the S-NFTs available to the holders of Class A Units due to several reasons, including, without limitation, underlying fees or other technological restrictions from the blockchain network that underlies the S-NFTs. If the Company is not able to make the S-NFTs available, or if the S-NFTs that the Company makes available are too complicated or expensive to use, the Company's reputation could be adversely affected. Any adverse effects to our reputation, in turn, could have material adverse effects on our business, financial condition and results of operations.

Potential Investors may not have the skills necessary to secure, trade, or collect distributions using the S-NFTs or to comply with the requirements of the Company.

Participating in the Offering requires technical skill beyond that of many Investors as we are disbursing S-NFTs representative of the Company's Securities. Securing or trading the S-NFTs or collecting distributions relating to the Securities requires working knowledge of blockchain technology, blockchain assets and their attendant systems and processes. Similar knowledge of blockchain asset exchanges and other industry participants may be required to comply with the requirements of the Offering.

You must provide a valid network address and other information to participate in the distribution of the Securities or forfeit your ability to receive the S-NFTs.

The S-NFTs will be delivered when and if a Token Generation Event occurs to a digital wallet address indicated by the Investor at the time of subscription. The address designated by the Investor is the only address that will be allowed to claim S-NFTs at the time of distribution. If the Investor loses access to the wallet address designated at the time of commitment, they may be unable to receive their S-NFTs. Investors will be required to claim S-NFTs in order to receive their distribution. The Company will provide instructions to the Investor about how to claim their S-NFTs prior to commencing distribution. If the Investor is unable to follow those instructions, they may be unable to claim their S-NFT distribution.

Digital wallets themselves are subject to significant technical risks.

Neither the Intermediary nor the Company provides hosted blockchain-based digital token wallets. As a result, Investors will have to create and maintain their own digital wallets. Vulnerabilities or errors in the computer code operating digital wallets can, and have in the past, resulted in the permanent loss of any digital assets held in those wallets. Vulnerabilities and exploits may permit bad actors to irreversibly transfer assets out of the wallet. Similarly, code errors and poorly constructed smart contracts underlying the operation of digital wallets have in the past resulted in the 'locking' of wallets, freezing assets in place permanently. This may effectively destroy the value of the S-NFTs held in the wallet, and such errors may never be reversible, or the assets rendered irretrievable.

Risks Related to Storing Private Keys.

Physical or digital records of the private keys corresponding to digital wallets that store your S-NFTs should be safeguarded by using physical secured storage or encrypted digital storage methods. Any loss or theft of such records and/or backup records would adversely affect an investment in the S-NFTs.

The S-NFTs may be subject to malfunction or may function in an unexpected or unintended manner.

The S-NFTs, and any network with which the S-NFTs are interacting may malfunction or may function in an unexpected or unintended manner. This may be caused by the S-NFTs, other networks, or a number of other causes, some of which are unforeseeable. Any malfunction or unintended function could result in the complete loss of the S-NFTs.

The Company and the S-NFTs may be subject to security weaknesses, hackers and theft.

Hackers or other groups or organizations may attempt to interfere with the Company and the S-NFTs, your digital wallet in any number of ways, including denial of service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks. There is a risk that the S-NFTs and the technology infrastructure may include security weaknesses or bugs, which may interfere with the use, or cause the complete loss, of the S-NFTs. Advances in cryptography may present risks to cryptocurrencies, digital tokens, Algorand, the S-NFTs, and the Company's technology infrastructure, which may result in the theft or complete loss of the S-NFTs.

The gas fees and related risks to use of the Algorand blockchain.

Transactions on the Algorand network are subject to the terms and conditions of Algorand. An investor who initiates a transaction on the Algorand network must pay fees in the form of "ALGO," the fundamental token for the operation of Algorand. These transaction fees (sometimes called "gas") are paid to validate a transaction. Gas measures the amount of computational effort that it will take to validate a given transaction. If an Investor does not maintain adequate ALGO in their wallet, the Investor may not be eligible to receive the S-NFT(s) upon a Token Generation Event. The amount of gas required to execute a transaction will vary from transaction to transaction depending on fluctuations in the market price of ALGO. The Company does not establish the amount of gas required to complete a transaction and there is no limit on the gas price a transaction may need to complete in a timely manner. Additionally, an error in the smart contract creating the S-NFTs could result in unintended or uncontrolled gas usage which, if not limited by an Investor through its wallet interface, may deplete the amount of ALGO held by the Investor. When the Company makes a distribution to an S-NFT holder, the gas will be the responsibility of the Company. The Company does not control Alogrand, and there is no guarantee that the Algorand network will continue to operate under its current terms in the future. If Algorand moves to a different mechanism for validating transactions in the future, it could negatively impact the amount or character of the fees due on transactions in the S-NFTs. Moreover, the Company, in the Manager's sole discretion may choose to issue or reissue the S-NFTs on an alternative blockchain and/or using an alternative protocol, in its sole discretion, which could similarly negatively impact the amount or character of the fees due on transactions in the S-NFTs.

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company's business, and the S-NFTs may also be subject to significant price volatility.

The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the S-NFTs may also be highly volatile. Several factors may influence the market price, if any, of the S-NFTs, including, but not limited to:

- the ability of the S-NFTs to trade on a secondary market, if at all;
- the availability of any Designated ATS or other compliant trading platform for digital assets;
- global digital asset and security token supply;
- global digital asset and security token demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of digital assets like cryptocurrencies as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is secure, and the regulatory restrictions on their use;
- purchasers' expectations with respect to the rate of inflation;

- changes in the software, software requirements or hardware requirements underlying the S-NFTs;
- changes in the rights, obligations, incentives, or rewards for the various holders of the S-NFTs;
- interest rates;
- currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;
- government-backed currency withdrawal and deposit policies of digital asset exchanges;
- interruptions in service from or failures of major digital asset and digital asset securities alternative trading system on which digital assets and digital asset securities are traded;
- investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in digital asset securities or other digital assets;
- monetary policies of governments, trade restrictions, currency devaluations and revaluations;
- regulatory measures, if any, that affect the use of digital assets and digital asset securities such as ours;
- global or regional political, economic or financial events and situations; and
- expectations among digital assets participants that the value of security tokens or other digital assets will soon change.

A decrease in the price of a single digital asset may cause volatility in the entire digital asset and digital asset securities industry and may affect other digital assets including the S-NFTs. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the S-NFTs and other digital assets to fluctuate. Such volatility in the price of the S-NFTs may result in significant loss over a short period of time.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings such ours is uncertain, and new regulations or policies may materially adversely affect the development and adoption of digital asset securities.

Regulation of digital asset securities offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Company and the adoption of our S-NFTs. Failure by the Company, with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission (the "**CFTC**"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, exchange, or asset, and the Tokens may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the Company and the adoption the S-NFTs.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the S-NFTs may be exchanged, the liquidity of the S-NFTs, the ability to access marketplaces or exchanges on which to trade the S-NFTs, and the structure, rights and transferability of S-NFTs.

A disruption of the Internet or the Algorand network, or any other network on which the S-NFTs are issued, could impair the value and the ability to transfer ALGO, the native currency of such alternative network, or the S-NFTs.

A significant disruption in Internet connectivity could disrupt the Algorand networks' operations until the disruption is resolved and could have an adverse effect on the value of the S-NFTs. In addition, cryptocurrency networks have been subjected to a number of denial-of-service attacks, which led to temporary delays in transactions. It is possible that such an attack could adversely affect the Company and the value of the S-NFTs.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin, Ethereum, Algorand and other blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ethereum, Algorand and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- The maintenance and development of the open-source software protocol of the Bitcoin, Ethereum or Algorand networks;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of the Bitcoin, Ethereum or Algorand networks would adversely affect the Company's operating results.

The Class A Units initially will not be listed on any securities exchange or available to trade on any ATS, the Company does not intend to apply for the listing of the Class A Units on any securities exchange, and the Company cannot provide any assurance that we will be successful in making the Class A Units available to trade on an ATS.

The Class A Units will not be listed for trading on, and the Company has no intention to apply for listing on, any securities exchange or through any other NMS trading platform. Further, the Class A Units will not be available for trading on any specific trading system that is registered with the SEC as an ATS at the time of the final closing of this Offering. In furtherance of the foregoing, the Class A Units will be "Restricted Securities" under Rule 144 of the Securities Act and subject to a 12-month lock-up period, during which time the Class A Units will not be transferable or re-sellable. Although the Company intends to make the Class A Units available for trading on an ATS eventually, there can be no assurance that the Class A Units will become available for trading on an ATS in the near term or at all. If the Class A Units are not made available for purchase on, or for trading through, an ATS, that would likely result in limited liquidity for the holders of Class A Units. Such limited liquidity may result in holders of Class A Units not being able to resell their Class A Units on a timely basis or at all.

In any event, absent any legal or contractual restrictions on transferability and resale of the Class A Units as discussed herein, holders of Class A Units will be able to transfer Class A Units through the book-entry transfer facilities of the Company even if there is no means by which to separately transfer the S-NFTs.

Even if we are successful in making the Class A Unit S-NFTs available to trade on an ATS, this ATS may experience limited volume and liquidity.

If the Class A Units are being made available for purchase on, and can be traded through an ATS, we expect that both the Company and any ATS we may use may have the capability to support trades in the Class A Units and transfers of the S-NFTs. To trade the Class A Units on an ATS, holders of the Class A Units will have to satisfy the Company's and ATS's requirements to create an account with both. An ATS on which the Class A Units are being made available to trade may only provide limited liquidity for purchasers and sellers. Additionally, an ATS on which the Class A Units may trade, may experience limited trading volume due to a relatively small number of shares trading on such ATS. Further, it is possible that the ATS on which the Class A Units are made available to trade will not have market makers, or other institutions that stand ready to buy and sell the Class A Units. As a result, this novel trading system may have limited liquidity, resulting in a lower or higher price or greater volatility than would be the case with greater liquidity, and consequently the Class A Unit S-NFTs may be less liquid than traditional common stock traded on securities exchanges or national market systems ("**NMSs**").

The number of securities traded on an ATS that supports the listing of the S-NFTs may be very small, making the market price more easily manipulated.

While the risk of market manipulation exists in connection with the trading of any securities, the risk may be greater on an ATS as the latter is a closed system that does not have the same breadth of market size and liquidity compared to a securities exchange or NMS. There can be no assurance that the efforts of an ATS or any broker-dealers will be sufficient to prevent such market manipulation.

The payment mechanics for securities represented digitally utilizing blockchain technology are novel and untested.

The Company may allow the Class A Units to trade on an ATS that supports the use of the S-NFTs. While such ATS may have adopted payment mechanics that match the speed and irrevocability associated with immediate or nearly immediate transfers of digital assets on a blockchain, such payment mechanics are novel and relatively untested. To the extent any ATS and applicable broker-dealer net capital regulations would permit broker-dealers to issue cash balances on the distributed ledger in amounts that exceed actual cash held by such broker-dealer in its customer accounts, there could be systemic risk to the system associated with payment defaults.

An ATS is not a stock exchange and has arbitrary listing requirements for Companies or for the securities traded.

There are no minimum price or other comparable listing requirements for trading securities on an ATS as there are for trading securities on the Nasdaq Global Market or other NMS trading platforms. As a result, trades of the Class A Units on an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities or that otherwise correspond to the prices of such securities on a national securities exchange.

Transactions involving the Class A Units may not be properly reflected on the blockchain.

While the Company's books and records govern record ownership of the Class A Units, for all record holders of the Class A Units, there will be "courtesy copy" of certain ownership records on the blockchain used by the S-NFTs. Following the Company's approval of any change in record ownership, the security position information relevant to a record holder's digital account address on the blockchain is updated consistent with changes to the Company's books and records. To the extent that the Company's records and the "courtesy copy" get out of sync, there could be a delay while the Company corrects any such inconsistencies, and such inconsistencies may cause investors confusion with respect to their record holdings of the Class A Unit, which could adversely affect the liquidity for, and market value of, the Class A Units.

The trading ledger showing trades in the S-NFTs will be publicly available, which may give rise to privacy concerns.

The distributed ledger that will be used to record transfers of the S-NFTs will be available to the public and will store the trading history starting from the time of issuance of the S-NFTs. The personal identity information necessary to associate a public key presenting a given block of S-NFTs with the owner of the Class A Units will be maintained by the Company in a proprietary ledger system that is not exposed to the public. Thus, trading data with respect to the Class A Units will be available but not the identity of the holder of Class A Units. Security breaches relating to the proprietary ledger system maintained by the Company could result in theft of the information necessary to link personal identities with public keys, the stolen information could be used to determine the affected stockholder's complete trading history in the Class A Units. Concerns over these issues may limit adoption of this novel trading system by a range of potential investors, reducing liquidity of the Class A Units.

If securities or industry analysts do not publish research or reports about the Class A Units or publish negative reports or recommendations about the Class A Units, this may adversely impact the price and liquidity of the Class A Units.

The trading market for the Class A Units may depend, to some extent, on the research and reports that securities or industry analysts publish about us, the business, the market or our competitors. We do not have any control over these analysts. If one or more of the analysts who may in the future cover us downgrade the Class A Units or change their opinion of the Class A Units, the price of the Securities would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price and trading volume of the Class A Units to decline.

Holders of the Class A Units are responsible for ensuring that they comply with federal and state securities regulations in regard to making any secondary sales.

Holders of Class A Units are responsible for ensuring that any secondary sale of the Class A Units is performed in accordance with applicable federal and state securities regulations. The Class A Units may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state "blue sky laws" or other jurisdictions' securities laws. Purchasers of the Class A Units who attempt to sell or transfer the Class A Units on the secondary market may be deemed to be distributors or brokers under federal or state securities laws and should ensure compliance with such laws when engaging in secondary sales or transfers.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ether and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of blockchain technologies and virtual currencies.

In recent years, the rise of digital currencies prices and digital asset transaction volume has attracted the attention of tax authorities.

As the laws governing digital assets, including digital asset securities and digital currencies are still evolving, the tax treatment of digital assets in various jurisdictions is subject to change. As there is considerable uncertainty over the taxation of digital assets, we cannot guarantee that the digital asset securities and transactions denominated in digital currencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return and increase the holding costs of digital assets, which could materially and adversely affect the Company's results of operations and financial condition.

Risks Related to Compliance and Regulation

Absence of regulatory oversight.

The Company is not registered and does not expect to register as an investment company under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), and the Purchasers will not be afforded the protections of the Investment Company Act, such as oversight by a board of disinterested directors, affiliated transaction limitations, restrictions on borrowing and safeguards related to custody of the Company's assets.

The Manager is not registered as an investment advisor.

The Manager is not registered as an investment adviser und the Investment Advisers Act of 1940, as amended (the "**Advisers Act**"). However, to the extent that a Company asset is deemed to fall within the definition of a security under U.S. federal securities laws, our Manager may be subject to additional requirements under the Advisers Act. The Manager may be required to register as an investment adviser or may have to file annual reports an "exempt reporting adviser" under the Advisers Act. Registration as an investment adviser may result in extraordinary, recurring, and non-recurring expenses. So long as our Manager is not and will not be subject to any such investment adviser registration, investors will not have the benefit of investor protections and will not receive disclosure commensurate with that provided by registered entities.

We are not subject to regulatory oversight by any state or federal regulatory agency.

We are not subject to the periodic examinations to which, for example, consumer banks, commercial banks, and other financial institutions are. Consequently, our acquisition, financing and disposition decisions and our decisions regarding establishing the fair market value of our assets is not subject to periodic review by any governmental agency.

There may be additional risks of which we are not aware or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Our Manager and parent company, Ditto Music Pte. Ltd., owns and operates a music distribution platform that brings technological innovation into the music industry by introducing new revenue streams for artists. In connection with this Offering, our Manager has formed our Company and assigned to us certain intellectual property rights in the Work— a musical composition titled "Mona Lisa," performed by Lil Pump. Lil Pump is arguably one of the most popular hip-hop artists of recent years who made a name for himself pushing the punk inspired SoundCloud rap scene from underground to mainstream. For more information, see "*BUSINESS—Intellectual Property*" below.

Investments in the music industry have traditionally been kept within close exclusive circles and insiders. Through the Company's efforts, and in this Offering, investors will have the potential to earn royalty revenue alongside Lil Pump. Investors in this Offering will be entitled to any applicable economic benefit of the monetization of the "Mona Lisa" song rights through their ownership of the Class A Units, which shall be represented through a digital asset called an "**S-NFT**." These groundbreaking S-NFTs may generate monthly royalty revenue and have the potential to increase in value as an artist's career progresses. The Company will mainly earn revenues through digital streaming and download mastering royalties that are then shared with the various stakeholders in the Work, including the Company. For more information on the security being offered in this Offering, see "*THE OFFERING AND THE SECURITIES – The Securities*" herein.

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH OR THE RIGHTS) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED SHALL BE DEEMED TO BE OWNED BY ANY INVESTOR INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

Vision

The Company's long-term vision is to be a company that has the prospect of consistently earning revenue, by facilitating the distribution of royalty revenue to its Investors, whom are the S-NFT holders, in connection with the Work.

Business Plan

Mona Lisa Song, LLC will sell music S-NFTs representing, in part, the Securities to a user base of music fans and blockchain enthusiasts. Through the support of our Manager, we will strive to distribute royalty revenue to our investors perpetually until such time as the Company is dissolved in accordance with the provisions of the Company's Amended and Restated Operating Agreement.

Royalty revenue is expected to be generated by the Company pursuant to the Novation (as defined below) and in connection with those certain distribution activities undertaken by our Manager under a certain Publishing Agreement (as defined below) and Publishing Agreement Assignment (as defined below). See "*TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST*" and "*BUSINESS – Intellectual Property*" for more information.

Customer Base

We serve the fans of Lil Pump, music investors and enthusiasts, and the blockchain community at large.

Company Revenue

The Company's revenue will be a percentage of the digital music revenues generated by the Work. Revenues will be created by the distribution of the Work on digital streaming platforms including but not limited to 7Digital, Akazoo, Amazon, AMI, Anghami Music, Apple, Audible Magic, Audiomack, AWA, Beatport, Beatsource, Bleep, Boomplay, Deezer, Dubset, Facebook, Google Play Music, iHeart Radio, iMusica, Juno, JOOX, KKBox, LiveXLive, MediaNet (Audible Magic - Fulfillment360 in Labelcamp), Music Island, Napster, NetEase, Pandora (Rdio delivery feed in Labelcamp), PPCA, Pretzel, Qobuz, Qsic, Saavn, Shazam, Simfy Africa, Sound Exchange, Soundcloud, Spotify, Stellar Ent., Tencent, Tidal (Aspiro delivery feed in Labelcamp), TikTok, Touchtunes, Twitch

Soundtrack, United Media Agency, Yandex, YouTube Content ID, YouTube Music, and Peloton. Digital music revenue also includes individual song sales of the Work on Apple iTunes and Amazon.

Intellectual Property

The Company's Manager, Ditto Music Pte. Ltd., entered into a transaction (the "**Assignment**") with GG Global Music, Inc. f/s/o Gazzy Garcia p/k/a as Lil Pump (referred to as the "**Artist**") and Stache Records LLC d/b/a Music Narcos (referred to as the "**Producer**"), pertaining to a musical composition titled "Mona Lisa" ("**Work**") and wherein the Manager was assigned fifty percent (50%) of such Work's master rights, title, and interest, along with a security interest, in the royalties arising from all digital transmission attributable to the Work in perpetuity, and a non-exclusive, irrevocable, non-sublicensable and worldwide license to download, make digital copies of and utilize but not modify the Work and any digital artwork arising from the Work solely for the purpose of embedding or linking such copies to the S-NFTs (together, the "**Rights**"). Under the Assignment, the Manager was required to make an advance payment to the Artist and the Producer in an amount equal to four hundred thousand dollars ($400,000.00) as an advance payment for the Rights in the Work (the "**Advance Payment**"), certain feature fees to a to be determined featured artist in the amount of fifty thousand dollars ($50,000.00) (the "**Feature Fee**"), and eighty-seven and one half percent (87.50%) of the net proceeds received in this Offering (**"Proceeds Fee"**), subject to the Manager's recoupment of the Advance Payment and Feature Fee, among other miscellaneous fees.

Subsequently, our Manager assigned to the Company under that certain Novation and Assignment Agreement dated October 20, 2021 (the "**Novation**") all rights and obligations under the Assignment subject to the following conditions: The Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing the Proceeds Fee to the Artist and Producer; (b) distributing distributions to the Class A Members in connection with the royalties acquired under the Assignment and Novation agreements; (c) recouping the Advance Payment made by the Manager to the Artist and; and (d) defraying any relevant costs that have been otherwise agreed *via* the Assignment and/or the Offering by the relevant parties including the Artist and Producer, the Investors and the Company. Additionally, the Manager agreed to pay the Company five hundred seventy-six thousand five hundred dollars and no cents ($576,500.00) in consideration for entering into the Novation, which shall be recoupable, in part, by the Manager pursuant to the terms of such agreement.

The Company's Manager entered into a certain Music Publishing Copyright Buyout Agreement with Stache Records, LLC d/b/a Stache Publishing (the "**Writer**") on September 18, 2021 (the "**Publishing Agreement**"), which was subsequently assigned, in part, by our Manager to our Company on October 28, 2021 (the "**Publishing Agreement Assignment**"). Under the Publishing Agreement, the Manager was required to make an advance payment to the Writer in an amount equal to one hundred fifty thousand dollars ($150,000.00) as an advance payment for the Writer's rights in the Composition (i.e. 50% of the Composition rights) (the "**Publishing Amount**") covering the lifetime of the Composition (defined as the Mona Lisa, including without limitation, song ideas (music or lyrics) or beats created or composed and/or written by the Writer relating to such).

Pursuant to the Publishing Agreement, our Manager has agreed to provide best efforts to exploit the Composition, by: (i) making promotional only recordings of any or all of the Composition for the purpose of representing the Composition to record labels, producers and other music industry professionals with a view to exploiting the Composition commercially; (ii) procuring the publication of the Composition in printed form for sale to the public; (iii) procuring the grant of a license for the synchronization of any or all of the Composition (in the Composition's entirety or an extract from it) with any film, advertisement, television production, or any other audio-visual production now known or which becomes known; (iv) procuring a public performance of any or all of the Composition including but not limited to a transmission on radio, television, internet or similar computer network; (v) obtaining covers of any or all of the Composition; (vi) protecting the copyright and all like rights in and to the Composition; and (vii) the granting of licenses to communicate any or all of the Composition and sound recordings of the Composition to the public by any and all means.

Under that certain Publishing Agreement Assignment, the Manager assigned to the Company all its rights and obligations under the Publishing Agreement, including the payment of the Publishing Amount in payment from the Manager to Mona Lisa Song. Moreover, our Manager assigned to the Company certain Writer's rights with respect to the Composition, including:

i. Exclusive right to collect in the world all monies earned by the Composition during the life of copyright in the Composition;

ii. Exclusive right to administer all Composition on the terms set out in this Agreement for the life of copyright in the Composition throughout the world;

iii. Exclusive right to arrange for the making of sound recording of the Compositions embodying the Composition for the purposes of allowing third parties the opportunity to preview and audition the Composition or part of it.

iv. Right to broadcast the Composition by means of radio and/or television and by any other means whatsoever, including broadcasts transmitted from transmitters situated in the world wherever the same may be received, and to transmit the Composition to subscribers to a diffusion service by any means whatsoever, whether with or without visual images, and to exploit the same subject always to the terms of any blanket industry agreements from time to time in force in the world insofar as applicable;

v. Grant of worldwide perpetual or limited licenses in respect of any audio-visual production originating in the world to third parties to reproduce and exploit the Composition by means of synchronization with any film, advertisement, television production, physical product or any other digital production now known or which becomes known after the date of this Agreement known subject always to the terms of any blanket industry agreements from time to time in force in the world.

Additionally, our Manager granted to the Company a non-exclusive, irrevocable, royalty-free, license for the sound recording of the Composition throughout the world. This license allows the Company to:

i. Reproduce the sound recording of the Composition by means of mechanical and/or digital reproduction by way of record or other sound bearing contrivance and/or visual image producing contrivance including without limitation any format now known or subsequently invented or designed after the date of this Agreement; and/or

ii. Copy, edit, alter, fade, stretch, loop, add to or take from the sound recording of the Composition; and/or

iii. Stream the sound recording of the Composition on websites.

Finally, the Manager agreed to pay the Company one hundred fifty thousand dollars and no cents ($150,000.00) in consideration for entering into the Publishing Agreement Assignment. Notwithstanding, the Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Publishing Agreement Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing distributions of economic benefits to the Class A Members; (b) recouping the Publishing Amount made by the Manager to the Writer and; and (c) defraying any relevant costs that have been otherwise agreed *via* the Publishing Agreement and/or the Offering.

Competition

The markets in which our services are sold are highly competitive. The Company faces competition from other companies and individuals with better funding or more experience in the music industry. These competitors include other music artists worldwide. Many of these artists may have access to other substantial financial, technical, and human resources, which could give them advantages in developing and marketing their music. These competitors can take away market share from the Artist, which in turn could significantly impact revenues for the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational, and business risk.

Litigation

From time to time, Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on Company's business or the development of the platform because of defense and settlement costs, diversion of resources and other factors. The Company is currently not subject to litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds+	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised*	Amount if Maximum Raised
Intermediary Fees	6.00%	$ 1,500.00	6.00%	$ 30,000.00
Estimated Attorney Fees (1)	72.00%	$ 18,000.00	4.30%	$ 21,500.00
Estimated Accountant/Auditor Fees (2)	22.00%	$ 5,500.00	1.10%	$ 5,500.00
Payments to the Manager, the Artist, and the Producer (3)	0.00%	$ 0.00	88.60%	$ 443,000.00
Total	**100.00%**	**$ 25,000.00**	**100.00%**	**$ 500,000.00**

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

(1) *Estimated attorney fees: We expect to incur approximately $21,500 in legal fees in connection with this Offering payable to our various legal counsel, excluding expenses for registered agent fees, corporate formation fees, and blue-sky filing fees, as applicable.*

(2) *Estimated accountant fees: We expect to incur approximately $5,500 in accounting fees in connection with the reviewed financials prepared for this Offering payable to our CPA, Alan T. Schiffman, CPA PC.*

(3) *Payments to the Manager, the Artist, and the Producer: Pursuant to the Assignment and Novation, we will owe the remainder of the net proceeds from this Offering to the Manager, the Artist, and the Producer, in the denominations set forth the applicable agreements. Specifically, the Company shall pay the Manager up to four hundred thousand dollars and no cents ($400,000.00) in connection with its recoupment of the Advance Payment, up to one hundred fifty thousand dollars and no cents ($150,000.00) in connection with its recoupment of the Publishing Amount, and any remaining cash available shall be paid to the Artist and the Producer in connection with the Proceeds Fee. See "BUSINESS – Intellectual Property" herein for more information.*

+ The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

MANAGER, OFFICERS, AND KEY PERSONS

The Company is managed by its Manager. The directors, officers, and managers of our Manager, who indirectly manage the Company, are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years. Additionally, the sole officer or the Company along with all positions and offices held at the Company and his principal occupation and employment responsibilities for the past three (3) years is described below.

Directors

Name	Positions and Offices Held at the Manager	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lee James Parsons	Director and Chief Executive Officer of Manager.	CEO at Ditto Ltd. since January 2007 CEO at Ditto Music Pte. Ltd. since [insert date]: Job Responsibilities for Ditto Ltd.: - Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships Job Responsibilities for Ditto Music Pte. Ltd.: - Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships	Secondary education

Officers

Name	Positions and Offices Held at the Company and Manager	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lee James Parsons	Director and Chief Executive Officer of Manager.	CEO at Ditto Ltd. since January 2007 CEO at Ditto Music Pte. Ltd. since [insert date]: Job Responsibilities for Ditto Ltd.: - Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships Job Responsibilities for Ditto Music Pte. Ltd.: - Overseeing daily operations and strategic direction of the company - Forming and managing major partnerships	Secondary education
Miles Carroll	Chief Operating Officer of Company;	Director at CarteBlock Pte. Ltd. since September 2018;	Bachelor of Science at the University of

	Chief Operating Officer of Manager.	Job Responsibilities for CarteBlock Pte. Ltd.: - Overseeing daily operations and strategic direction of the company - Securing new clients and managing the client relationships; COO at Ditto Music Pte. Ltd. Principal since October 2020; Job Responsibilities for Ditto Music Pte. Ltd.: - Managing the operational functions of the company such as the finances, investor relations and more; COO at Mona Lisa Song, LLC since October 2021.	Texas at Austin

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law and under the Company's First Amended & Restated Operating Agreement attached as <u>Exhibit C</u>. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employee.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company is authorized to issue two classes of membership interests in the Company, comprised of 5,000 Class A Units, of which 0 Class A Units are issued and outstanding, and 1,000 units of the Company's Class B Membership Interests (the "***Class B Units***," collectively with the Class A Units, the "***Units***"), of which 1,000 Class B Units are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's issued and outstanding capitalization consists of:

Type	Class B Membership Interest
Amount Outstanding	1,000 Units of Class B Membership Interest
Voting Rights	One vote per Class B Unit
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Class B Units which may dilute the Securities offered hereunder
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ditto Music Pte. Ltd.	Units of Class B Membership Interest	100%

Organizational Chart


DITTO MUSIC PTE. LTD.
100% Ownership of MONA LISA SONG, LLC
MONA LISA SONG, LLC
100% owned by DITTO MUSIC PTE. LTD.
Lee Parsons
42.27% Ownership of DITTO MUSIC PTE. LTD.
50% Ownership of DITTO LTD.
Matthew Parsons
42.27% Ownership of DITTO MUSIC PTE. LTD.
50% Ownership of DITTO LTD.
All other shareholders
13.95% Ownership of DITTO MUSIC PTE. LTD.
DITTO LTD.
1.51% Ownership of DITTO MUSIC PTE. LTD.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Mona Lisa Song, LLC is a special purpose vehicle whose primary purpose is to hold certain intellectual property rights related to the Work and generate revenue therefrom. The Company was formed in Delaware as a limited liability company on August 27, 2021.

The Company is currently a wholly owned subsidiary of Ditto Music Pte. Ltd., a Singapore private limited company, formed on October 13, 2020.

Cash and Cash Equivalents

As of October 5, 2021, the Company together with Ditto Music Pte. Ltd. had an aggregate of $3,300,000 in cash and cash equivalents, leaving the Company's Manager with approximately sixteen months of runway. The Company had $1 in cash and total assets in an amount of $533,001 as of September 30, 2021, with no runway available aside from our Manager's commitment to make additional capital contributions in the event of the Company's insolvency during the term of the Offering. We must raise capital in this Offering to improve our liquidity position and continue as a going concern.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company's Manager, Ditto Music Pte. Ltd., entered into a certain Assignment transaction effective August 20, 2021 with GG Global Music, Inc. f/s/o Gazzy Garcia p/k/a as Lil Pump (referred to as the "**Artist**") and Stache Records LLC d/b/a Music Narcos (referred to as the "**Producer**") pertaining to a master recording embodying the musical composition titled "Mona Lisa" ("**Work**") and wherein the Manager was assigned fifty percent (50%) of such Work's master rights, title, and interest, along with a security interest, in the royalties arising from all digital transmission attributable to the Work in perpetuity. Additionally, the Manager was granted a non-exclusive, irrevocable, non-sublicensable and worldwide license to download, make digital copies of and utilize (but not modify) the Work and any digital artwork arising from the Work solely for the purpose of embedding or linking such copies to the S-NFTs.

Under that certain Novation, the Manager assigned to the Company all its rights and obligations under the Assignment Agreement to the Company, including the right to $573,250 (the "**Novation Sum**") in payment from the Manager to Mona Lisa Song. Notwithstanding, as a condition to the Novation, the Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing the Proceeds Fee to the Artist and Producer; (b) distributing distributions to the Class A Members in connection with the royalties acquired under those certain Assignment and Novation agreements; (c) recouping the Advance Payment made by the Manager to the Artist and; and (d) defraying any relevant costs that have been otherwise agreed *via* the Assignment and/or the Offering by the relevant parties including the Artist and Producer, the Investors and the Company. See "*BUSINESS – Intellectual Property*" for more information.

The Company does not intend to make any additional material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B Membership Interest	$1.00	1,000	N/A	August 27, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company's Manager, Ditto Music Pte. Ltd., entered into a certain Assignment with the Artist and Producer pertaining to the Work and wherein the Manager was assigned fifty percent (50%) of such Work's master rights, title, and interest, along with a security interest, in the royalties arising from all digital transmission attributable to the Work in perpetuity. Additionally, the Manager was granted a non-exclusive, irrevocable, non-sublicensable and worldwide license to download, make digital copies of and utilize (but not modify) the Work and any digital artwork arising from the Work solely for the purpose of embedding or linking such copies to the Securities.

Under that certain Novation, the Manager assigned to the Company all its rights and obligations under the Assignment Agreement to the Company, including the right to the Novation Sum in payment from the Manager to Mona Lisa Song. Notwithstanding, the Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing the Proceeds Fee to the Artist and Producer; (b) distributing distributions to the Class A Members in connection with the royalties acquired under those certain Assignment and Novation agreements; (c) recouping the Advance Payment made by the Manager to the Artist and; and (d) defraying any relevant costs that have been otherwise agreed *via* the Assignment and/or the Offering by the relevant parties including the Artist and Producer, the Investors and the Company. See "*BUSINESS – Intellectual Property*" for more information.

The Company's Manager entered into a certain Publishing Agreement with the Writer, which was subsequently assigned, in part, by our Manager to our Company under that certain Publishing Agreement Assignment. Under the Publishing Agreement, the Manager was required to make an advance payment to the Writer in an amount equal to the Publishing Amount.

Pursuant to the Publishing Agreement, our Manager has agreed to provide best efforts to exploit the Composition, by: (i) making promotional only recordings of any or all of the Composition for the purpose of representing the Composition to record labels, producers and other music industry professionals with a view to exploiting the Composition commercially; (ii) procuring the publication of the Composition in printed form for sale to the public; (iii) procuring the grant of a license for the synchronization of any or all of the Composition (in the Composition's entirety or an extract from it) with any film, advertisement, television production, or any other audio-visual production now known or which becomes known; (iv) procuring a public performance of any or all of the Composition including but not limited to a transmission on radio, television, internet or similar computer network; (v) obtaining covers of any or all of the Composition; (vi) protecting the copyright and all like rights in and to the Composition; and (vii) the granting of licenses to communicate any or all of the Composition and sound recordings of the Composition to the public by any and all means.

Under that certain Publishing Agreement Assignment, the Manager assigned to the Company all its rights and obligations under the Publishing Agreement, including the payment of the Publishing Amount in payment from the Manager to Mona Lisa Song. Notwithstanding, the Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Publishing Agreement Assignment, to the Manager or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing distributions of economic benefits to the Class A Members; (b) recouping the Publishing Amount made by the Manager to the Writer and; and (c) defraying any relevant costs that have been otherwise agreed *via* the Publishing Agreement and/or the Offering. See "*BUSINESS – Intellectual Property*" for more information.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $500,000 (the "**Maximum Offering Amount**") of Units of Class A Membership Interest (the "**Securities**") at a price per Unit of $100 on a contingency basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by December 3, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, with additional increments of $100, and the maximum amount that an Investor may invest in the Offering is $50,000.00, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic format/PDF in exchange for their investment commitment as soon as practicable thereafter. For more information, refer to '*Token Generation Event*' below.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C, the Company's First Amended & Restated Operating Agreement attached as Exhibit C, and the Subscription Agreement, attached hereto as Exhibit D, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Tokenization

The Company intends that each S-NFT will be represented by a blockchain-based digital asset, which is currently intended to be developed on the ASA standard (Algorand Standard Asset), and each will be issued on the Algorand blockchain protocol (the "**Token Generation Event**"); however, the Manager may choose to issue or reissue the S-NFTs on an alternative blockchain and/or using an alternative protocol, in its sole discretion. Each S-NFT is not a Class A Unit; rather, it is, in part, a digital representation of a Class A Unit in the Company. **Regardless of whether the Token Generation Event occurs, no assets (real or personal, tangible or intangible, including cash or the Rights) of the Company, owned or held by the Company, whether owned or held by the Company at the date of its formation or thereafter acquired shall be deemed to be owned by any Investor individually, but shall be owned by, and title shall be vested solely in, the Company.**

Other Material Terms

Summary of Key Terms of the Operating Agreement

<u>The Members</u>

Limited Liability: Offset Against Future Distributions:	No Member will be personally liable for the debts or obligations of the Company. Future distributions of available cash and cash equivalents, if any, may be offset by any debts or obligations of the Company.
No Voluntary Redemptions of Withdrawals:	So long as a Member continues to hold any Class A Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any person who is a Member ceases to hold any Class A Unit, such person shall no longer be a Member. Notwithstanding the foregoing, the Manager may require a Member to withdraw all or any portion of its Class A Units in the Company immediately, with no prior notice, if the Manager deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation, expose the Company or the Manager to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding or otherwise have an adverse effect (whether legal, regulatory, tax otherwise) on the other Members, the Company, the Manager or any of its or their affiliates.

<u>Management</u>

Management of the Company; Authority of the Manager:	Management and control of the Company will be vested exclusively in the Manager.
Compensation and Reimbursement of Manager:	The Manager shall earn a management fee equal to 2.5% of all gross revenue generated by the Company on a perpetual basis and distributed no less than quarterly. Additionally, the Company shall reimburse the Manager for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount in the aggregate for any Fiscal Year.
Removal or Resignation of Manager:	The Manager may not be removed. The Manager may resign and appoint a new Manager, including an affiliate of the Manager, as the Manager of the Company without the consent of the Members. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a withdrawal of a Member.
Limitation of Liability:	The Company's First Amended & Restated Operating Agreement is not intended to, and does not, create any fiduciary duty on the Manager and generally seeks to protect the Manager from legal claims made by the Members to the maximum extent permitted by law. For example, the Manager will not be liable to the Company for: (i) any act or omission that, in good faith, the Manager determined in good faith that such conduct was in the best interests of the Company and such conduct did not constitute fraud, gross negligence or reckless or intentional misconduct; (ii) the termination of the Company; or

	(iii) any act or omission of the Manager that relied in good faith on the advice of legal counsel, accountants or other professional advisors to the Company.
	Nothing in the above should be construed as relieving, or attempting to relieve, the Manager from any liability (including liability under federal securities laws which under certain circumstances impose liability on persons who act in good faith) if doing so would be in violation of law.
Indemnification of Manager:	The Company will indemnify the Manager and the officers of the Company from any legal claims related to their service to the Company unless the claim is related to the Manager's or officer's gross negligence, reckless or intentional misconduct or fraud. Please review Article VIII of the First Amended & Restated Operating Agreement for additional indemnification provisions.
Amendment of the Operating Agreement; Limited Voting Rights:	Only the consent of the Manager is required to amend the First Amended & Restated Operating Agreement, except that if any Member's rights or obligations would be adversely affected by the proposed amendment (e.g., modifying the limited liability of a member; materially increasing the liabilities or responsibilities of a Member, materially decreasing the rights or protections of a Member, including the creation of a new class of Units), then the consent of such affected Member(s) will be required for such amendment to apply to such affected Member(s).

Distributions and Withdrawals of Capital

| **Discretionary Distributions:** | Distributions of cash on hand less a reasonable reserve for debts (including any loans made by a Member to the Company) and liabilities due and payable, operations, and any contingencies, as reasonably determined by the Manager) and will be made from the Company to the Members at such times and in such amounts as the Manager may determine, in its sole discretion, subject to applicable law. Any distributions of available cash will be distributed to the Members, on at least a quarterly basis, pro rata in accordance with their respective Membership Interests. |
| **Withdrawals of Capital:** | No Member may withdraw capital from the Company without the consent of the Manager. |

Conversion; Repurchase; Transfer; and Sale of Interests

| **Conversion to Corporation:** | The Company may, in the Manager's sole and absolute discretion, in the future convert from a limited liability company into a corporation by conversion, merger or other transaction (a "*Conversion*"). In the event the Manager approves such a Conversion, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion. |
| **Involuntary Transfer; Repurchase of Class A Units:** | **In the event that the Class A Units owned by any Member shall be subject to an involuntary transfer, including by reason of (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (b) distraint, levy, execution or other involuntary transfer, unless, in the case of this clause (b), the transferee releases such Interests within five (5) business days of the occurrence of any such involuntary transfer, (c) a transfer by operation of law (including in connection with a divorce or pursuant to applicable laws of descent and distribution in the event of the death of an individual Member holding such Class A Units) unless such transfer constitutes a Permitted Transfer (as defined in the First Amended & Restated Operating Agreement), or (d) Disability (as defined in the First Amended & Restated Operating Agreement) (each such subsections (a) through (e), an "*Involuntary Transfer*"), such Member (or his, her or its personal representative) shall give the Company written** |

	notice of such Involuntary Transfer stating the terms of such proposed transfer, the identity of the proposed transferee and the price or other consideration, if readily determinable, for which the subject Class A Units are to be transferred. After receipt of such notice, the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Class A Units held by such Member (or his, her or its personal representative) at the price and on the terms applicable to such proposed transfer, which right shall be exercised by written notice given by the Company to the Member (or his, her or its personal representative) within ninety (90) days after the Company's receipt of such notice.
Restrictions on Transfer:	A Member may not pledge, assign, sell, exchange, or transfer its Class A Units (or any portion thereof) except pursuant to Rule 501 of Regulation CF, and no assignee, purchaser or transferee may be admitted as a substitute Member, except with the consent of the Manager, which consent may be given or withheld in its sole and absolute discretion. The Class A Units will have transfer restrictions will be subject to legal as well as contractual, transfer restrictions. No Class A Units may be pledged, transferred, resold or otherwise disposed of by any Investor except pursuant to Rule 501 of Regulation CF. In any case, Members will not be able to transfer their Class A Units until the Manager explicitly designates a digital asset securities exchange, such as an Alternative Trading System, on which holders of Class A Units may transfer or resell their Class A Units (referred to as a "**Designated ATS**") or explicitly authorizes peer-to-peer transfers. Peer-to-peer transfers will not be permitted unless and until Unit holders are notified otherwise by the Company and informed of the requirements and conditions to do so. There can be no assurance that any Designated ATS will be designated or created or that peer-to-peer transfers will ever be permitted.
Approved Sale; Drag Along Rights:	If the Manager approves the sale of the Company to a third-party good faith purchaser (an "**Approved Sale**"), then each Member shall be deemed to consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding a Membership Interest shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Membership Interest, each holder of a Membership Interest shall agree to sell all of his, her or its Membership Interest and rights to acquire a Membership Interest on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.
Transfer Agent & Registrar:	The Company will act as transfer agent and registrar for the Securities.

Miscellaneous

Fiscal Year:	The Company's fiscal year shall end on December 31.
Term:	The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of the First Amended & Restated Operating Agreement.
Dispute Resolution:	In any dispute, Members agree to waive their right to a trial by jury and to final and binding arbitration which shall be administered by the American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Lee James Parsons
_____
(Signature)

Lee James Parsons
_____
(Name)

Chief Executive Officer of Issuer's Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Lee James Parsons
_____
(Signature)

Lee James Parsons
_____
(Name)

Chief Executive Officer of Issuer's Manager
_____
(Title)

November 4, 2021
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Lee James Parsons
_____
(Signature)

Lee James Parsons
_____
(Name)

Director of Issuer's Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Lee James Parsons
_____
(Signature)

Lee James Parsons
_____
(Name)

Director of Issuer's Manager
_____
(Title)

November 4, 2021
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Miles Carroll
(Signature)

Miles Carroll
(Name)

Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Miles Carroll
(Signature)

Miles Carroll
(Name)

Chief Operating Officer
(Title)

November 4, 2021
(Date)

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page found on Intermediary's Portal.

EXHIBIT C

First Amended & Restated Operating Agreement

EXHIBIT D

Form of Security

EXHIBIT E

Video Transcript

EXHIBIT F

Testing the Waters Materials